FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

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June 2, 2006





BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on February 21, 2006, enclosed please find the 16th update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) the Articles of Association of The Sage Group plc, as amended by Special Resolutions passed on March 2, 2006, which fall under Annex A, Item 2 of the above referenced exemption application; (ii) one 363s Annual Return, which falls under Annex A, Item 7 of the above referenced exemption application; (iii) Resolutions of The Sage Group plc, passed on March 2, 2006, which fall under Annex A, Items 20 and 42 of the above referenced exemption application; (iv) one 288a, one 288b and fifty 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application; and (v) twenty-four releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4593 with any questions regarding this update to the exemption application.

Very truly yours,

Melissa Schmelzer

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

Enclosures

FILE NO. 82-34736


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UPDATE TO ANNEX A, ITEM 2


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person from whom the title by transmission is derived and the event giving rise to such transmission had not occurred.

41. Rights of person entitled by transmission

41.1 A person becoming entitled to a share in consequence of a death or bankruptcy or of any other event giving rise to a transmission by operation of law shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the share and shall have the same rights in relation to the share as he would have if he were the holder except that, until he becomes the holder, he shall not be entitled to attend or vote at any meeting of the Company or any separate general meeting of the holders of any class of shares in the Company.

41.2 The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if after ninety days the notice has not been complied with, the board may withhold payment of all dividends or other moneys payable in respect of the share (but this action shall not constitute the Company as trustee in respect of the dividends or the other moneys) until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS IN SHARES

42. Disclosure of interests in shares

42.1 This article applies where the Company gives to the holder of a share or to any person appearing to be interested in a share a notice requiring any of the information mentioned in section 212 of the Act (a **section 212 notice**).

42.2 If a section 212 notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the accidental omission to do so or the non-receipt of the copy by the holder shall not prejudice the operation of the following provisions of this article.

42.3 If the holder of, or any person appearing to be interested in, any share has been given a section 212 notice and, in respect of that share (a **default share**), has been in default for a period of 14 days after the section 212 notice has been given in supplying to the Company the information required by the section 212 notice, the restrictions referred to below shall apply. Those restrictions shall continue until:

(a) the date seven days after the date on which the board is satisfied that the default is remedied; or

(b) the Company is notified that the default shares are the subject of an exempt transfer; or

(c) the board decides to waive those restrictions, in whole or in part.

42.4 The restrictions referred to above are as follows:

(a) if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting or at any separate

36. **No fee payable**

No fee shall be charged for registration of a transfer or other document or instruction relating to or affecting the title to any share.

37. **Registration of transfers**

37.1 The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of the share.

37.2 The board may refuse to register any transfer unless it is in respect of only one class of shares.

37.3 Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

37.4 The registration of the transfer of any shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the board may decide, except that the registration of the transfer of any shares or class of shares which are for the time being uncertificated shares may only be suspended as permitted by the Statutes.

37.5 Unless otherwise agreed by the board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

38. **Notice of refusal**

If the board refuses to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged/or the CREST instruction was received, give to the transferee notice of the refusal.

TRANSMISSION OF SHARES

39. **Transmission on death**

If a member dies, the survivor or survivors, where the deceased was a joint holder, and his personal representatives where he was a sole or the only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly.

40. **Election of person entitled by transmission**

40.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to a transmission by operation of law may, on producing such evidence as the board may require and subject as provided in this article, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the holder of the share.

40.2 If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute a transfer of the share to that person or shall execute such other document or take such other action as the board may require to enable that person to be registered.

40.3 The provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer or other document or action as if it were a transfer effected by the


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THE COMPANIES ACT 1985
A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

THE SAGE GROUP PLC


A29
COMPANIES HOUSE
300
04/03/2006

(as altered by special resolution to be passed on 2 March, 2006)

PRELIMINARY

1. **Table A not to apply**

The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 *shall not apply to the Company.*

2. **Interpretation**

2.1 In these articles, unless the contrary intention appears:

(a) the following definitions apply:

Act means the Companies Act 1985;

address, in relation to electronic communications, includes any number or address (including, in the case of any uncertificated proxy instruction permitted pursuant to article 63.2, an identification number of a participant in the relevant system concerned) used for the purposes of such communications;

these articles means these articles of association, as from time to time altered;

board means the board of directors for the time being of the Company;

clear days means, in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

committee means a committee of the board;

communication has the same meaning as in the Electronic Communications Act 2000;

director means a director for the time being of the Company;

electronic communication has the same meaning as in the Electronic Communications Act 2000;

holder in relation to any share means the member whose name is entered in the register as the holder of that share;

the office means the registered office for the time being of the Company;

paid up means paid up or credited as paid up;

person entitled by transmission means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

register means the register of members of the Company;

relevant system has the same meaning as in the Uncertificated Securities Regulations 2001;

seal means any common seal of the Company or any official seal or securities seal which the Company may have or be permitted to have under the Statutes;

secretary means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary of the Company;

Statutes means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act;

treasury shares means those shares held by the Company in treasury in accordance with s162A of the Act; and

UKLA means the UK Listing Authority;

(b) any reference to an uncertificated share, or to a share being held in uncertificated form, means a share, title to which may be transferred by means of a relevant system, and any reference to a certificated share means any share other than an uncertificated share;

(c) any other words or expressions defined in the Act or, if not defined in the Act, in any other of the Statutes (in each case as in force on the date of adoption of these articles) have the same meaning in these articles except that the word "company" includes any body corporate;

(d) any reference elsewhere in these articles to any statute or statutory provision includes a reference to any modification or re-enactment of it for the time being in force;

(e) words importing the singular number include the plural number and vice versa, words importing one gender include the other gender and words importing persons include bodies corporate and unincorporated associations;

(f) any reference to writing includes a reference to any method of reproducing words in a legible form;

(g) any reference to doing something by electronic means includes doing it by an electronic communication;

(h) any reference to a signature or to something being signed or executed includes an electronic signature or other means of verifying the authenticity of an electronic communication which the board may from time to time approve, a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person;

(i) any reference to a document being sealed or executed under seal or under the common seal of any body corporate (including the Company) or any similar expression includes a reference to its being executed in any other manner which has the same effect as if it were executed under seal;

(j) any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person;

(k) any reference to a show of hands includes such other method of casting votes as the board may from time to time approve;

(l) where the Company has a power of sale or other right of disposal in relation to any share, any reference to the power of the Company or the board to authorise a person to transfer that share to or as directed by the person to whom the share has been sold or disposed of shall, in the case of an uncertificated share, be deemed to include a reference to such other action as may be necessary to enable that share to be registered in the name of that person or as directed by him; and

(m) any reference to:

(i) rights attaching to any share;

(ii) members having a right to attend and vote at general meetings of the Company;

(iii) dividends being paid, or any other distribution of the Company's assets being made, to members; or

(iv) interests in a certain proportion or percentage of the issued share capital, or any class of share capital,

shall, unless otherwise expressly provided by the Statutes, be construed as though any treasury shares held by the Company had been cancelled.

2.2 Subject to the provisions of the Statutes a special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required and a special resolution shall be effective for any purpose for which an extraordinary resolution is required under these articles.

2.3 Headings to these articles are inserted for convenience only and shall not affect construction.

SHARE CAPITAL

3. Authorised share capital

The authorised share capital of the Company at the date of adoption of these articles is £18,600,000 divided into 1,860,000,000 ordinary shares of 1p each.

4. Rights attached to shares

Subject to the provisions of the Statutes and to the rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution is in effect or so far as the resolution does not make specific provision, as the board may decide.


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32.2 Pending payment of the net proceeds of sale to such person, the proceeds may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the board may from time to time decide.

32.3 No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any moneys earned on the net proceeds.

TRANSFERS OF SHARES

33. *Right to transfer shares*

Subject to the restrictions in these articles, a member may transfer all or any of his shares in any manner which is permitted by the Statutes and is from time to time approved by the board.

34. Transfers of uncertificated shares

34.1 The Company shall register the transfer of any shares held in uncertificated form in accordance with the Statutes.

34.2 The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of an uncertificated share where permitted by the Statutes.

35. Transfers of certificated shares

35.1 An instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee.

35.2 The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certificated share:

(a) which is not fully paid up but, in the case of a class of shares which has been admitted to official listing by the UKLA, not so as to prevent dealings in those shares from taking place on an open and proper basis; or

(b) on which the Company has a lien.

35.3 The board may also refuse to register any instrument of transfer of a certificated share unless it is:

(a) left at the office, or at such other place as the board may decide, for registration; and

(b) accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the board may reasonably require to prove the title of the intending transferor or his right to transfer the shares.

35.4 All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the board refuses to register shall (except in any case where fraud or any other crime involving dishonesty is suspected in relation to such transfer) be returned to the person presenting it.


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30.2 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities as are by these articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

UNTRACED MEMBERS

31. Sale of shares of untraced members

31.1 The Company may sell, in such manner as the board may decide and at the best price it considers to be reasonably obtainable at that time, any share of a member, or any share to which a person is entitled by transmission, if:

(a) during a period of twelve years at least three cash dividends have become payable in respect of the share to be sold and have been sent by the Company in accordance with these articles;

(b) during that period of twelve years no cash dividend payable in respect of the share has been claimed, no cheque, warrant, order or other payment for a dividend has been cashed, no dividend sent by means of a funds transfer system has been paid and no communication has been received by the Company from the member or the person entitled by transmission to the share;

(c) on or after the expiry of that period of twelve years the Company has published advertisements both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or person entitled by transmission to the share, or the address at which notices may be given in accordance with these articles is located, in each case giving notice of its intention to sell the share; and

(d) during the period of three months following the publication of those advertisements and after that period until the exercise of the power to sell the share, the Company has not received any communication from the member or the person entitled by transmission to the share.

31.2 The Company's power of sale shall extend to any further share which, on or before the date of publication of the first of any advertisement pursuant to subparagraph 31.1(c) above, is issued in right of a share to which paragraph 31.1 applies (or in right of any share to which this paragraph applies) if the conditions set out in subparagraphs 31.1(b) to (d) above are satisfied in relation to the further share (but as if the references to a period of twelve years were references to a period beginning on the date of allotment of the further share and ending on the date of publication of the first of the advertisements referred to above).

31.3 To give effect to any sale, the board may authorise some person to transfer the share to, or as directed by, the purchaser, who together with the new holder of the share shall not be bound to see to the application of the purchase money; nor shall the title of the new holder to the share be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

32. *Application of proceeds of sale*

32.1 The Company shall account to the person entitled to the share at the date of sale for a sum equal to the net proceeds of sale and shall be deemed to be his debtor, and not a trustee for him, in respect of them.

27. Forfeiture on non-compliance with notice

27.1 *If the requirements of a notice given under the preceding article are not complied with,* any share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

27.2 If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the register; but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

28. Power to annul forfeiture or surrender

The board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as it thinks fit.

29. Disposal of forfeited or surrendered shares

29.1 Every share which is forfeited or surrendered shall become the property of the Company and (subject to the provisions of the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the board shall decide either to the person who was before the forfeiture the holder of the share or to any other person and whether with or without all or any part of the amount previously paid up on the share being credited as so paid up. The board may for the purposes of a disposal authorise some person to transfer the forfeited or surrendered share to, or in accordance with the directions of, any person to whom the same has been sold or disposed of.

29.2 A statutory declaration by a director or the secretary that a share has been forfeited or surrendered on a specified date shall, as against all persons claiming to be entitled to the share, be conclusive evidence of the facts stated in it and shall (subject to the execution of any necessary transfer) constitute a good title to the share. The new holder of the share shall not be bound to see to the application of the consideration for the disposal (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings connected with the forfeiture, surrender, sale, re-allotment or disposal of the share.

30. Arrears to be paid notwithstanding forfeiture or surrender

30.1 A person any of whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered share and shall surrender to the Company for cancellation the certificate for the share forfeited or surrendered, but shall remain liable (unless payment is waived in whole or in part by the board) to pay to the Company all moneys payable by him on or in respect of that share at the time of forfeiture or surrender, together with interest from the time of forfeiture or surrender until payment at such rate as the board shall decide, in the same manner as if the share had not been forfeited or surrendered. He shall also be liable to satisfy all the claims and demands (if any) which the Company might have enforced in respect of the share at the time of forfeiture or surrender. No deduction or allowance shall be made for the value of the share at the time of forfeiture or surrender or for any consideration received on its disposal.


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22. Interest on calls

22.1 If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid, from the due date for payment to the date of actual payment, at such rate as the board may decide, but the board may waive payment of the interest, wholly or in part.

22.2 Unless the board decides otherwise, where a call is not paid on a share before or on the due date for payment, the person from whom it is due shall not be entitled to receive any dividend in respect of the share and shall not be entitled to be present or vote, either in person or by proxy, at any meeting or upon a poll, or to exercise any privilege as a member in respect of the share, until he shall have paid all calls for the time being due and payable on the share held by him (or to which he is entitled by transmission), whether alone or jointly with any other person, together with interest (if any).

23. Sums treated as calls

A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by instalments at fixed times, shall for all purposes of these articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, the provisions of these articles shall apply as if that sum had become payable by virtue of a call.

24. Power to differentiate

On any issue of shares the board may make arrangements for a difference between the allottees or holders of the shares in the amounts and times of payment of calls on their shares.

25. Payment of calls in advance

The board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the board and the member paying the sum in advance. No sum paid up in advance of calls shall entitle the holder to any portion of a dividend subsequently declared on a share in respect of any period prior to the date upon which the sum would, but for the advance payment, become presently payable. The board may at any time repay the amount paid in advance upon giving to the member one month's notice.

FORFEITURE OF SHARES

26. Notice of unpaid calls

26.1 If the whole or any part of any call or instalment remains unpaid on any share after the due date for payment, the board may give a notice to the holder requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

26.2 The notice shall state a further day, being not less than fourteen clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the share in respect of which the call was made or instalment is payable will be liable to be forfeited.

26.3 The board may accept a surrender of any share liable to be forfeited.

LIEN ON SHARES

19. *Lien on partly paid shares*

19.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether or not due) in respect of that share. The lien shall extend to every amount payable in respect of that share.

19.2 The board may at any time either generally or in any particular case declare any share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien (if any) on that share.

20. Enforcement of lien

20.1 The Company may sell any share subject to a lien in such manner as the board may decide if an amount payable on the share is due and is not paid within fourteen clear days after a notice has been given to the holder or any person entitled by transmission to the share demanding payment of that amount and giving notice of intention to sell in default.

20.2 To give effect to any sale under this article, the board may authorise some person to transfer the share sold to, or as directed by, the purchaser. The purchaser and the transferee shall not be bound to see to the application of the purchase money nor shall the title of the new holder to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

20.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards satisfaction of the amount due and any residue shall (subject to a like lien for any amounts not presently due as existed on the share before the sale), on surrender of the certificate for the shares sold, be paid to the holder or person entitled by transmission to the share immediately before the sale.

CALLS ON SHARES

21. Calls

21.1 Subject to the terms of allotment, the board may make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal amount or premium) and each member shall (subject to his receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide.

21.2 Any call may be made payable in one sum or by instalments and shall be deemed to be made at the time when the resolution of the board authorising that call is passed.

21.3 A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

21.4 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.


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17.5 In the case of joint holders of a share a request for a new certificate under any of the preceding paragraphs of this article may be made by any one of the joint holders unless the certificate is alleged to have been lost, stolen or destroyed.

UNCERTIFICATED SHARES GENERAL POWERS

18. Uncertificated Shares - General Powers

18.1 The board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke any such permission.

18.2 In relation to any share which is for the time being held in uncertificated form:

(a) the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these articles or otherwise in effecting any actions and the board may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

(b) any provision in these articles which is inconsistent with:

(i) the holding or transfer of that share in the manner prescribed or permitted by the Statutes;

(ii) any other provision of the Statutes relating to shares held in uncertificated form; or

(iii) the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system,

shall not apply;

(c) the Company may, by notice to the holder of that share, require the holder to change the form of such share to certificated form within such period as may be specified in the notice; and

(d) the Company shall not issue a certificate.

18.3 The Company may, by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

18.4 For the purpose of effecting any action by the Company, the board may determine that shares held by a person in uncertificated form shall be treated as a separate holding from shares held by that person in certificated form but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

15.3 Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall not be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them or by the purchase or redemption by the Company of any of its own shares.

15.4 Any class of shares issued without the right to vote at general meetings of the Company attached shall include the words "non-voting" in the name by which the same are designated, and if classes of shares are issued with different voting rights attached to them the names by which such classes are designated (other than the class with the most favourable voting rights attached thereto) shall include the word "limited voting".

SHARE CERTIFICATES

16. Issue of share certificates

16.1 A person whose name is entered in the register as the holder of any certificated shares shall be entitled (unless the conditions of issue otherwise provide) to receive one certificate for those shares, or one certificate for each class of those shares and, if he transfers part of the shares, represented by a certificate in his name, or elects to hold part in uncertificated form, to receive a new certificate for the balance of those shares.

16.2 In the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares in any particular class registered in their joint names, and delivery of a certificate for a share to any one of the joint holders shall be sufficient delivery to all.

16.3 A share certificate may be issued under seal (by affixing the seal to, or printing the seal or a representation of it on, the certificate) or signed by at least one director and the secretary or by at least two directors (which may include any signature being applied mechanically or electronically). A share certificate shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. Any certificate so issued shall, as against the Company, be *prima facie* evidence of title of the person named in that certificate to the shares comprised in it.

16.4 A share certificate may be given to a member in accordance with the provisions of these articles or notices.

17. Charges for and replacement of certificates

17.1 Except as expressly provided to the contrary in these articles, no fee shall be charged for the issue of a share certificate.

17.2 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate issued.

17.3 If any member surrenders for cancellation a certificate representing shares held by him and requests the Company to issue two or more certificates representing those shares in such proportions as he may specify, the board may, if it thinks fit, comply with the request on payment of such fee (if any) as the board may decide.

17.4 If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued on compliance with such conditions as to evidence indemnity and security for such indemnity as the board may think fit and on payment of any exceptional expenses of the Company incidental to its investigation of the evidence and preparation of the indemnity and security and, if damaged or defaced, on delivery up of the old certificate.


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(b) the bearer of a share warrant shall be entitled to attend and vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares of the Company; and

(c) a share warrant may be surrendered for cancellation and the name of the bearer entered as a member in the register in respect of the shares included in the warrant.

13.6 The bearer of a share warrant shall be subject to the conditions for the time being in force in relation to share warrants, whether made before or after the issue of the share warrant, and, subject to such conditions and to the provisions of the Statutes, the bearer shall be deemed to be a member of the Company and shall be entitled to the same rights as if his name were entered in the register as the holder of the shares included in the share warrant.

13.7 The Company shall not be responsible for any loss or damage suffered by any person by reason of the Company entering in the register, upon the surrender of a share warrant, the name of any person who is not the true and lawful owner of that warrant.

14. Trusts not recognised

Except as required by law or these articles, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required to recognise (even when having notice of it) any interest in or in respect of any share, except the holder's absolute right to the entirety of the share.

VARIATION OF RIGHTS

15. Variation of rights

15.1 Whenever the capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provisions are made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

15.2 All the provisions of these articles relating to general meetings of the Company or to the proceedings at general meetings shall apply, *mutatis mutandis*, to every such separate general meeting, except that:

(a) the necessary quorum at any such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (excluding any shares of that class held as treasury shares);

(b) at an adjourned meeting the necessary quorum shall be one person holding shares of the class in question or his proxy;

(c) every holder of shares of the class in question shall, on a poll, have one vote in respect of every share of the class held by him; and

(d) a poll may be demanded by any one holder of shares of the class in question whether present in person or by proxy.


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the board may authorise some person to transfer the shares to or as directed by the purchaser, who shall not be bound to see to the application of the purchase money; nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

9.4 All new shares shall be subject to the provisions of these articles with reference to payment of calls, lien, forfeiture, transfer, transmission or otherwise, and, unless otherwise provided by these articles, by the resolution creating the new shares or by the conditions of issue, the new shares shall be unclassified shares.

10. Power to issue redeemable shares

Subject to the provisions of the Statutes any share may be issued on terms that it is to be redeemed or is liable to be redeemed at the option of the Company or the holder.

11. Power to purchase own shares

Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution purchase all or any of its shares of any class, including any redeemable shares.

12. Power to reduce capital

Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

13. Share warrants

13.1 Subject to the provisions of the Statutes and these articles the Company may issue a share warrant with respect to any fully paid share.

13.2 Every share warrant shall be issued under seal in the same manner as a share certificate and shall state that the bearer is entitled to the shares to which it relates and may provide by coupons or otherwise for the payment of future dividends or other moneys on the shares included in it.

13.3 A share included in a share warrant may be transferred by the delivery of the share warrant without any written transfer and without registration and none of the other provisions of these articles relating to the transfer of shares shall apply to any such transfer.

13.4 The board may determine and from time to time may vary the conditions upon which a new share warrant or coupon may be issued in the place of one defaced, worn out, lost or destroyed, but a new share warrant or coupon shall only be issued to replace one that is alleged to have been lost or destroyed if the board is satisfied beyond reasonable doubt that the original share warrant or coupon has been destroyed.

13.5 The board may also determine and from time to time may vary the conditions upon which share warrants shall be issued and, in particular, all or any of the conditions upon which:

(a) the bearer of a share warrant shall be entitled to obtain payment of a dividend or other moneys payable in respect of the shares included in it;


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(b) **rights issue** means an offer or issue to or in favour of holders of ordinary shares on the register on a date fixed by the board where the equity securities respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of ordinary shares held by them on that date but the board may make such exclusions or other arrangements as the board considers expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(c) a reference to the **allotment of equity securities** includes the sale of any relevant shares in the Company or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by the Company as treasury shares pursuant to section 94(3A) of the Act.

8. Power to pay commission and brokerage

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes. Subject to the provisions of the Statutes any commission or brokerage may be satisfied by payment in cash or by the allotment of fully paid or partly paid shares of the Company, or partly in one way and partly in the other.

9. Power to increase, consolidate, sub-divide and cancel shares

9.1 The Company may by ordinary resolution:

(a) increase its share capital by the creation of new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association or these articles, but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

9.2 A resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have such preferred or other special rights, or may have such qualified or deferred rights or be subject to such restrictions, as compared with the other or others, as the Company has power to attach to new shares.

9.3 If as a result of any consolidation of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may (on behalf of those members) sell the shares representing the fractions to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members (except that any proceeds less than a sum fixed by the board may be retained for the benefit of the Company). For the purpose of any such sale


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5. **Unissued shares**

Subject to the provisions of the Statutes, these articles and any resolution of the Company, the board may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise deal with or dispose of any unissued shares (whether forming part of the original or any increased capital) to such persons, at such times and generally on such terms as the board may decide.

6. **Authority to allot relevant securities**

The Company may from time to time pass an ordinary resolution referring to this article and authorising, in accordance with section 80 of the Act, the board to exercise all the powers of the Company to allot relevant securities and:

(a) on the passing of the resolution the board shall be generally and unconditionally authorised to allot relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution; and

(b) unless previously revoked the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this article shall allow the Company, before the authority expires, to make an offer or agreement which would or might require relevant securities to be allotted after it expires.

7. **Dis-application of pre-emption rights**

7.1 Subject (other than in relation to the sale of treasury shares) to the board being generally authorised to allot relevant securities in accordance with section 80 of the Act, the Company may from time to time resolve by a special resolution referring to this article that the board be given power to allot equity securities for cash and, on the passing of the resolution, the board shall have power to allot (pursuant to that authority) equity securities for cash as if section 89(1) of the Act did not apply to the allotment but that power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue; and

(b) to the allotment (other than in connection with a rights issue) of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for, or to convert into, relevant shares having, a nominal amount not exceeding in aggregate the sum specified in the special resolution,

and unless previously revoked that power shall expire on the date (if any) specified in the special resolution or, if no date is specified, 15 months after the date on which the special resolution is passed or if earlier at the conclusion of the next annual general meeting of the Company but the Company may before the power expires make an offer or agreement which would or might require equity securities to be allotted after it expires.

7.2 For the purposes of this article:

(a) **equity security** and **relevant shares** have the meanings given to them in section 94 of the Act;


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general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to meetings of the Company; or

(b) if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares:

(i) to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to meetings of the Company; or

(ii) to receive any dividend or other distribution; or

(iii) to transfer or agree to transfer any of those shares or any rights in them.

The restrictions in subparagraphs 42.4 (a) and (b) above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.

42.5 If any dividend or other distribution is withheld under subparagraph 42.4(b) above, the member shall be entitled to receive it as soon as practicable after the restrictions contained in subparagraph 42.4(b) cease to apply.

42.6 If, while any of the restrictions referred to above apply to a share, another share is allotted in right of it (or in right of any share to which this paragraph applies), the same restrictions shall apply to that other share as if it were a default share. For this purpose, shares which the Company allots, or procures to be offered, *pro rata* (disregarding fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with issuing or offering shares outside the United Kingdom) to holders of shares of the same class as the default share shall be treated as shares allotted in right of existing shares from the date on which the allotment is unconditional or, in the case of shares so offered, the date of the acceptance of the offer.

42.7 For the purposes of this article:

(a) an **exempt transfer** in relation to any share is a transfer pursuant to:

(i) a sale of the share on a recognised investment exchange in the United Kingdom or on any stock exchange outside the United Kingdom on which shares of that class are listed or normally traded; or

(ii) a sale of the whole beneficial interest in the share to a person whom the board is satisfied is unconnected with the existing holder or with any other person appearing to be interested in the share; or

(iii) acceptance of a takeover offer (as defined for the purposes of Part 13A of the Act);

(b) the percentage of the issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time when the section 212 notice is given; and

(c) a person shall be treated as appearing to be interested in any share if the Company has given to the member holding such share a section 212 notice and either (i) the member has named the person as being interested in the share or (ii) (after taking into account any response to any section 212 notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the share.

42.8 The provisions of this article are without prejudice to the provisions of section 216 of the Act and, in particular, the Company may apply to the court under section 216(1) whether or not these provisions apply or have been applied.

GENERAL MEETINGS

43. Annual general meetings

The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Statutes.

44. Extraordinary general meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

45. Convening of extraordinary general meetings

45.1 The board may convene an extraordinary general meeting whenever it thinks fit.

45.2 An extraordinary general meeting may also be convened in accordance with article 83.

45.3 An extraordinary general meeting shall also be convened by the board on the requisition of members pursuant to the provisions of the Statutes or, in default, may be convened by such requisitionists, as provided by the Statutes.

45.4 The board shall comply with the provisions of the Statutes regarding the giving and the circulation, on the requisition of members, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any general meeting of the Company.

NOTICE OF GENERAL MEETINGS

46. Length and form of notice

46.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty-one clear days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice.

46.2 The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted.

46.3 Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to

receive such notices from the Company, and also to the auditors (or, if more than one, each of them) and to each director.

47. Omission or non-receipt of notice

The accidental omission to give notice of a general meeting to, or the non-receipt of notice by, any person entitled to receive the notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. Quorum

48.1 No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business.

48.2 Except as otherwise provided by these articles two members present in person or by proxy and entitled to vote shall be a quorum.

48.3 If within fifteen minutes from the time appointed for the holding of a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or, if that day is a holiday, to the next working day) and at the same time and place, as the original meeting, or, subject to article 45.4, to such other day, and at such other time and place, as the board may decide.

48.4 If at an adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

49. Security

The board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company or a separate general meeting of the holders of any class of shares of the Company, including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted. A director or the secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements.

50. Chairman

At each general meeting, the chairman of the board or, if he is absent or unwilling, the deputy chairman (if any) of the board or (if more than one deputy chairman is present and willing) the deputy chairman who has been longest in such office or, if no deputy chairman is present and willing, that one of the other directors who is appointed for the purpose by the board or (failing appointment by the board), by the members present, shall preside as chairman of the meeting, but if no director is present within fifteen minutes after the time fixed for holding the meeting or, if none of the directors present is willing to preside, the members present and entitled to vote shall choose one of their number to preside as chairman of the meeting.

51. Directors entitled to attend and speak

Whether or not he is a member, a director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares of the Company.

52. Adjournment

52.1 With the consent of any general meeting at which a quorum is present the chairman of the meeting may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place.

52.2 In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so.

52.3 Nothing in this article shall limit any other power vested in the chairman of the meeting to adjourn the meeting.

52.4 Whenever a meeting is adjourned for thirty days or more or sine die, at least fourteen clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting but otherwise no person shall be entitled to any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

52.5 No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

53. Accommodation of persons at meeting

If it appears to the chairman that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak, whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise (whether in use when these articles are adopted or developed subsequently).

54. Method of voting and demand for poll

54.1 At a general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before, or immediately after the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote on the resolution; or

(c) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(d) a member or members present in person or by proxy holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person as proxy for a member shall be as valid as if the demand were made by the member himself.

54.2 No poll may be demanded on the appointment of a chairman of the meeting.

54.3 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting and the demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

54.4 Unless a poll is demanded (and the demand is not withdrawn), a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or has been carried by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

54.5 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

55. How poll is to be taken

55.1 If a poll is demanded (and the demand is not withdrawn), it shall be taken at such time (either at the meeting at which the poll is demanded or within thirty days after the meeting), at such place and in such manner (including by electronic means) as the chairman of the meeting shall direct and he may appoint scrutineers (who need not be members).

55.2 A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

55.3 It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll whether taken at or after the meeting at which it was demanded.

55.4 On a poll votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

55.5 The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

56. Chairman's casting vote

In the case of an equality of votes, either on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, as the case may be, shall be entitled to a further or casting vote in addition to any other vote or votes to which he may be entitled.

VOTES OF MEMBERS

57. Voting rights

Subject to the provisions of these articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company:

(a) on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member, shall have one vote; and

(b) on a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

58. Representation of corporations

Any corporation which is a member of the Company may, by resolution of its board or other governing body, authorise any person to act as its representative at any general meeting of the Company or of any class of members of the Company; and the representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member present at the meeting in person, including (without limitation) power to vote on a show of hands or on a poll and to demand or concur in demanding a poll.

59. Voting rights of joint holders

If more than one of the joint holders of a share tenders a vote on the same resolution, whether in person or by proxy, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the relevant share.

60. Voting rights of members incapable of managing their affairs

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, *curator bonis* or other person in the nature of a receiver or *curator bonis* appointed by that court, and the receiver, *curator bonis* or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the board of the authority of the person claiming the right to vote must be received at the office (or at such other address as may be specified for the receipt of proxy appointments) in accordance with article 64 below and not later than the last time by which a proxy appointment must be received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

61. Objections to admissibility of votes

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered, and every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the results of the voting unless it is pointed out at the same meeting, or at any adjournment thereof, and it is in the opinion of the chairman of the meeting of sufficient magnitude to vitiate the result of the voting.


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PROXIES

62. Proxies

62.1 A proxy need not be a member of the Company and a member may appoint more than one proxy to attend on the same occasion. If a member appoints more than one proxy to attend on the same occasion and a dispute arises between those proxies on how to vote on a show of hands or on a poll, the Company shall be entitled to accept the vote of the first named proxy so appointed.

62.2 The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or on the poll concerned.

62.3 The appointment of a proxy shall only be valid for the meeting mentioned in it and any adjournment of that meeting (including on any poll demanded at the meeting or at any adjourned meeting).

63. Form of appointment of proxy

63.1 The appointment of a proxy shall be in such form as is usual or common or in such other form as the board may from time to time approve or accept and shall be signed by the appointor, or his duly authorised agent in writing, or, if the appointor is a corporation, shall either be executed under its common seal or be signed by some agent or officer authorised for that purpose. The signature need not be witnessed.

63.2 Without limiting the provisions of these articles, the board may from time to time in relation to uncertificated shares approve the appointment of a proxy by means of an electronic communication in the form of an "uncertificated proxy instruction" (a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the relevant system and received by such participant in that system acting on behalf of the Company as the board may prescribe, in such form and subject to such terms and conditions as the board may from time to time prescribe (subject always to the facilities and requirements of the relevant system)); and approve supplements to, or amendments or revocations of, any such uncertificated proxy instruction by the same means. In addition, the board may prescribe the method of determining the time at which any such uncertificated proxy instruction is to be treated as received by the Company or such participant and may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

64. Receipt of proxy

64.1 A proxy appointment:

(a) must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the meeting (or if no such address is specified, at the office) at least 48 hours before the time fixed for holding the meeting at which the appointee proposes to vote;or

(b) in the case of a poll taken more than 48 hours after it is demanded or in the case of an adjourned meeting to be held more than 48 hours after the time fixed for holding the original meeting, must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the poll or meeting (or if no such address is specified at the office) at least 24 hours

before the time fixed for the taking of the poll or, as the case may be, the time fixed for holding the adjourned meeting; or

(c) in the case of a poll which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for holding the original meeting, must either be received by the chairman of the meeting or the secretary or any director at the meeting at which the poll is demanded, or, as the case may be, at the original meeting, or be received at such address and by such time as the chairman of the meeting may direct at the meeting at which the poll is demanded,

and (subject to paragraph 64.5 below) an appointment of proxy which is not received in a manner and/or at the time so permitted shall be invalid.

64.2 In the case of a proxy appointment signed by an agent of a holder who is not a corporation, the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or such other information as shall be so specified, must also be received by the Company in the manner and at the time set out in paragraph 64.1 above.

64.3 In the case of a proxy appointment signed by an officer or other agent of a corporation, the board may also require the receipt, in the manner and at the time set out in paragraph 64.1 above, of the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or of such other authorities or information as shall be so specified.

64.4 The board may, but shall not be bound to, require such further evidence as it thinks fit of the authenticity or integrity of any signature on a proxy appointment and, if the signatory is an agent or, where the appointor is a corporation, an officer, of his authority.

64.5 The board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under paragraphs 64.2, 64.3 or 64.4 above has not been received in accordance with the requirements of this article.

64.6 Subject to paragraph 64.5 above, if the proxy appointment and any of the information required under paragraphs 64.2, 64.3 or 64.4 above are not received in the manner required above, the appointee shall not be entitled to vote in respect of the shares in question.

64.7 If two or more valid but differing proxy appointments are received in respect of the same share for use at the same meeting or on the same poll, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

65. Notice of revocation of authority

65.1 A vote given, or poll demanded, by proxy or by a duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, the previous termination of the authority of the person voting or demanding a poll, or (until entered in the register) the transfer of the share in respect of which the appointment of the relevant person was made unless notice of the death, insanity, or termination was received at

the office (or at such other address at which the proxy appointment was duly received) at least six hours before the time appointed for holding the relevant meeting or adjourned meeting at which the vote is given or, in the case of a poll not taken on the same day as the meeting or of an adjourned meeting, before the time appointed for taking the poll or for the adjourned meeting.

DIRECTORS

66. Number of directors

The directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of the Company, be less than two nor more than 15 in number.

67. Directors need not be members

A director need not be a member of the Company.

68. Age of directors

No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice of any resolution.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

69. Appointment of directors by the Company

69.1 Subject to the provisions of these articles, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

69.2 No person (other than a director retiring in accordance with these articles) shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting there has been given to the Company, by a member (other than the person to be proposed) entitled to vote at the meeting, notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors and a notice executed by that person of his willingness to be appointed.

70. Separate resolutions for appointment of each director

Every resolution of a general meeting for the appointment of a director shall relate to one named person and a single resolution for the appointment of two or more persons shall be void, unless a resolution that it shall be so proposed has been first agreed to by the meeting without any vote being cast against it.

71. **The board's power to appoint directors**

The board may appoint any person who is willing to act to be a director, either to fill a vacancy or by way of addition to their number but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire from office at the next annual general meeting of the Company, but shall then be eligible for re-appointment.

72. **Retirement of directors**

72.1 At each annual general meeting any director then in office who has been appointed by the board since the previous annual general meeting and any director who is to retire in accordance with these articles shall retire from office.

72.2 A retiring director shall be eligible for re-appointment and (unless he is removed from office or his office is vacated in accordance with these articles) shall retain office until the close of the meeting at which he retires or (if earlier) when a resolution is passed at that meeting not to fill the vacancy or to appoint another person in his place or the resolution to re-appoint him is put to the meeting and lost.

72.3 If at any meeting at which the appointment of a director ought to take place the office vacated by a retiring director is not filled up, the retiring director, if willing to act, shall be deemed to be re-appointed, unless at the meeting a resolution is passed not to fill the vacancy or to appoint another person in his place or unless the resolution to re-appoint him is put to the meeting and lost.

73. **Selection of directors to retire by rotation**

73.1 At each annual general meeting any director then in office who:

(a) has been appointed by the board since the previous annual general meeting; or

(b) at the start of business on the date which is 30 clear days prior to the date of the notice convening the annual general meeting had held office for more than 30 months since he was appointed or last re-appointed by the Company in general meeting,

shall retire from office but still be eligible for re-appointment.

73.2 The names of the directors to retire shall be stated in the notice of the annual general meeting or in any documentation accompanying the notice.

74. **Removal of directors**

74.1 The Company may by extraordinary resolution, or by ordinary resolution of which special notice has been given in accordance with the Statutes, remove any director before his period of office has expired notwithstanding anything in these articles or in any agreement between him and the Company.

74.2 A director may also be removed from office by being given a notice to that effect signed by or on behalf of all the other directors.

74.3 Any removal of a director under this article shall be without prejudice to any claim which such director may have for damages for breach of any agreement between him and the Company.

75. Vacation of office of director

Without prejudice to the provisions of these articles for retirement or removal the office of a director shall be vacated if:

(a) he is prohibited by law from being a director; or

(b) he becomes bankrupt or he makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and in relation to that disorder either he is admitted to hospital for treatment or an order is made by a court (whether in the United Kingdom or elsewhere) for his detention or for the appointment of some person to exercise powers with respect to his property or affairs and, in either case, the board resolves that his office be vacated; or

(d) for more than six months he is absent (whether or not an alternate director attends in his place), without special leave of absence from the board, from board meetings held during that period and the board resolves that his office be vacated; or

(e) he gives to the Company notice of his wish to resign, in which event he shall vacate that office on the receipt of that notice by the Company or at such later time as is specified in the notice.

A resolution of the board pursuant to (c) or (d) above declaring a director to have vacated office as set out shall be conclusive as to the fact and grounds of vacation stated in the resolution.

76. Executive directors

76.1 The board may appoint one or more directors to hold any executive office under the Company (including that of chairman, chief executive or managing director) for such period (subject to the provisions of the Statutes) and on such terms as it may decide and may revoke or terminate any appointment so made without prejudice to any claim for damages for breach of any contract of service between the director and the Company.

76.2 The remuneration of a director appointed to any executive office shall be fixed by the board and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of his remuneration as a director.

76.3 A director appointed as executive chairman, chief executive or managing director shall automatically cease to hold that office if he ceases to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company. A director appointed to any other executive office shall not automatically cease to hold that office if he ceases to be a director unless the contract or any resolution under which he holds office expressly states that he shall, in which case that cessation shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

76.4 If any director retires at a general meeting of the Company but is re-appointed by or deemed to be re-elected at the meeting at which his retirement took effect, his appointment under this article shall continue to operate after the meeting as if he had not retired.

ALTERNATE DIRECTORS

77. Power to appoint alternate directors

77.1 Each director may appoint another director or any other person who is willing to act as his alternate and may remove him from that office. The appointment as an alternate director of any person who is not himself a director shall be subject to the approval of a majority of the directors or a resolution of the board.

77.2 An alternate director shall be entitled to receive notice of all board meetings and of all meetings of committees of which the director appointing him is a member to attend and vote at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

77.3 Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent as if he were a director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

77.4 Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director, but he shall count as only one for the purpose of determining whether a quorum is present.

77.5 Any person appointed as an alternate director shall vacate his office as alternate director if the director by whom he has been appointed vacates his office as director (otherwise than by retirement at a general meeting of the Company at which he is re-appointed) or removes him by notice to the Company or on the happening of any event which, if he is or were a director, causes or would cause him to vacate that office.

77.6 Every appointment or removal of an alternate director shall be made by notice in writing signed by the appointor (or in any other manner approved by the board) and shall be effective (subject to paragraph 77.1 above) on delivery at the office, to the secretary or at a board meeting.

REMUNERATION, EXPENSES AND PENSIONS

78. Remuneration of directors

The directors (other than any director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as directors such fees and/or other remuneration not exceeding in aggregate £750,000 per annum (or such larger sum as the Company may, by ordinary resolution, determine) as the directors may decide to be divided among them in such proportion and manner as they may agree or, failing agreement, equally. Any fee payable under this article shall be distinct from any remuneration or other amounts payable to a director under other provisions of these articles and shall accrue from day to day.

79. Special remuneration

79.1 The board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company.

79.2 Such special remuneration may be paid by way of lump sum, salary, commission, participation in profits or otherwise as the board may decide in addition to any remuneration provided for by or pursuant to any other of these articles.

80. Expenses

A director shall be paid out of the funds of the Company all travelling, hotel and other expenses properly incurred by him in and about the discharge of his duties, including his expenses of travelling to and from board meetings, committee meetings, general meetings and separate meetings of the holders of any class of securities of the Company. A director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a director.

81. Pensions and other benefits

81.1 The board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any such subsidiary or associated company or the relatives or dependants of any such person. For that purpose the board may procure the establishment and maintenance of, or participate in, or contribute to, any non-contributory or contributory pension or superannuation fund, scheme or arrangement and pay any insurance premiums.

81.2 The board may also exercise all the powers of the Company to procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons mentioned in paragraph 81.1 above or otherwise to advance the interests and well-being of the Company or of any such other company mentioned in paragraph 81.1 above, or its members, and may make or procure payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

81.3 The board may procure any of the above matters to be done by the company either alone or in conjunction with any other company.

POWERS OF THE BOARD

82. General powers of the board to manage the Company's business

82.1 The business of the Company shall be managed by the board which may exercise all the powers of the Company, subject to the provisions of the Statutes, the memorandum, these articles and any ordinary resolution of the Company. No ordinary resolution or alteration of the memorandum or these articles shall invalidate any prior act of the board which would have been valid if the resolution had not been passed or the alteration had not been made.

82.2 The powers given by this article shall not be limited by any special authority or power given to the board by any other article or any resolution of the Company.

83. Power to act notwithstanding vacancy

The continuing directors or the sole continuing director at any time may act notwithstanding any vacancy in their number; but, if the number of directors is less than the minimum number fixed by or in accordance with these articles, they or he may act for the purpose of filling up vacancies or calling a general meeting of the Company, but not for any other purpose. If no director is able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

84. Provisions for employees

The board may exercise any of the powers conferred by the Statutes to make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

85. Power to borrow money

85.1 The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

85.2 The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) will not, without the previous authority of the Company in general meeting, exceed:

(a) an amount equal to two times adjusted capital and reserves; or

(b) any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

85.3 In this article:

(a) **adjusted capital and reserves** means the aggregate of:

(i) the amount paid up on the allotted share capital of the Company; and

(ii) the amounts standing to the credit of the capital and revenue reserves of the Group (including share premium account, capital redemption reserve, property revaluation reserve and unappropriated balance of investment or other grants), after adding or deducting any balance standing to the credit or debit of the Group's profit and loss account and after adding back any amount attributable to goodwill (whether as a reserve or otherwise) which has been deducted in calculating shareholders' funds/from any such reserves; and

(iii) any amount attributable to goodwill whether or not it has been written off against reserves or other intangible assets (which has not been added back under paragraph (ii) above), and if any such amount is shown as a negative figure, it shall be treated as a positive figure for this purpose,

all as shown in the relevant balance sheet but after:

(A) making such adjustments as may be appropriate in respect of:

I. any variation in the amounts referred to in paragraphs (a) and (b) above since the date of the relevant balance sheet and so that for this purpose if any proposed allotment of shares by the Company for cash has been underwritten or agreed to be subscribed then these shares shall be deemed to have been allotted and the amount (including any premium) of the subscription monies payable (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up on the date when the issue of the shares was underwritten or agreed to be subscribed (or if the underwriting or subscription agreement was conditional, the date on which it became unconditional); and

II. any undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet but which would be a subsidiary undertaking if group accounts were prepared as at the relevant time (and as if such time were the end of the Company's financial year) or any undertaking which was a subsidiary undertaking but which would no longer be so if group accounts were to be so prepared at the relevant time; and

III. any variation in the interest of the Company in another Group company since the date of the relevant balance sheet; and

IV. the results which will arise from the transaction for the purposes of which adjusted capital and reserves is being calculated under this article or any other transaction which will be carried out at the same time as that transaction or which will be carried out at a different time but which is associated with it; and

V. the amount of any distribution declared, recommended or made by any Group company to a person other than another Group company out of profits accrued up to and including the date of (and to the extent not provided for in) the relevant balance sheet;

(B) excluding (so far as not already excluded) minority and other outside interests in any subsidiary undertaking;

(C) excluding any sum set aside for taxation, whether in respect of deferred taxation or otherwise; and

(D) making such other adjustments (if any) as the auditors may consider appropriate or necessary/board may consider appropriate or necessary and as are approved by the auditors;

(b) **borrowings** include the following except in so far as otherwise taken into account:


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(i) the principal amount of any debenture (whether secured or unsecured) of a Group company;

(ii) the outstanding amount raised by acceptances under an acceptance credit or bills facility opened by a bank or acceptance house on behalf of or in favour of a Group company, excluding acceptances of trade bills relating to goods purchased in the ordinary course of trading;

(iii) the nominal amount of any share capital and the principal amount of any debenture or borrowing, the beneficial interest in which is not owned by a Group company, to the extent that their payment or repayment is the subject of a guarantee or indemnity by a Group company;

(iv) the principal amount of any share capital (not being equity share capital) of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing; and

(vi) any fixed amount in respect of a finance lease payable by any Group company which would be shown at the relevant time as an obligation in a balance sheet and prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet and for this purpose **finance lease** means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee,

but exclude the following:

(A) borrowings incurred by a Group company in the ordinary course of business and which are repayable on demand or at any time on seven days' notice or less or which have a fixed maturity or tenor of 35 days or less;

(B) borrowings incurred by a Group company for the purpose of repaying within six months of the borrowing all or part of any borrowings made by it or another Group company, pending their application for that purpose during that period;

(C) borrowing incurred by a Group company to finance a contract where a part of the price receivable under the contract by that or another Group company is guaranteed or insured by any government, governmental agency or body or by a person (not being a Group Company) carrying on the business of providing credit insurance up to an amount equal to that part of the price which is guaranteed or insured,

(D) a proportionate amount of the borrowings of a Group company which is not a wholly-owned subsidiary of the Company corresponding to the minority or outside interest in it;

(E) borrowings of an undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet, to the extent that those borrowings were outstanding on the date when it became a Group company and borrowings of any person other than a Group company which were secured by any mortgage or other security over an asset acquired by a Group company and which were

outstanding on the date of the acquisition, but only until six months after the date on which the undertaking became a subsidiary undertaking or the asset was acquired; and

(F) the amount of cash deposited;

(c) **cash deposited** means an amount equal to the aggregate for the time being of all cash deposits with any bank or other person (not being a Group company), (whether on current account or otherwise), the realisable value of certificates of governments and companies or other readily realisable deposits owned by any Group company except that in the case of any such items owned by a Group company which is not a wholly-owned subsidiary of the Company, there shall be excluded a proportionate amount of those items corresponding to the minority or outside interests in it;

(d) **Group** means the Company and its subsidiary undertakings from time to time;

(e) **Group company** means any undertaking in the Group; and

(f) **relevant balance sheet** means the audited consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings comprised in the latest group accounts; and if the Company should prepare its audited consolidated balance sheet on the basis of one accounting convention and a supplementary balance sheet on the basis of another, the audited consolidated balance sheet shall be taken as the relevant balance sheet.

85.4 For the purposes of any calculation under this article:

(a) a reserve expressed, or a borrowing denominated or repayable, in a currency other than sterling shall be translated into sterling:

(i) at the London exchange rate for the date as at which the calculation is being made; or

(ii) if it would result in a lower figure, at the London exchange rate on the date of the relevant balance sheet,

and for this purpose the **London exchange rate** for any date is the spot rate of exchange, quoted at or about 11.00 a.m. on the business day before that date by a first class bank in London selected by the board; and

(b) where under the terms of any borrowing the amount of money that would be required to discharge its principal amount in full if it fell to be repaid (at the option of the borrower or by reason of default) on the date as at which the calculation is being made is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this article, the amount of the borrowing to be taken into account shall be the lesser amount.

85.5 The limit imposed under paragraph 85.2 above shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days. This paragraph overrides all other provisions of this article.

85.6 A certificate or report by the Company's auditors:

(a) as to the amount of adjusted capital and reserves or the amount of borrowings; or

(b) to the effect that the limit imposed under this article was not exceeded or breached at a particular date; or

(c) to the effect that (subject to any assumptions described in the certificate or report) the limit will not be exceeded or breached at a particular date or as a result of a particular transaction,

shall be conclusive evidence (subject to any such assumptions) as to that amount or fact.

85.7 If the Company has joint auditors, references in this article to the Company's auditors are to any of the joint auditors.

85.8 No lender or other person dealing with any Group company need enquire whether the limit imposed under paragraph 85.2 above has been or will be complied with.

85.9 A borrowing or security resulting in a breach of the limit shall not be void nor shall it be voidable at the instance of the Company or any other Group company.

DELEGATION OF BOARD'S POWERS

86. Delegation to individual directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions as it thinks fit and may revoke or vary all or any of them, but no person dealing in good faith shall be affected by any revocation or variation.

87. Committees

87.1 The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons (whether directors or not) as it thinks fit, provided that the majority of the members of the committee are directors and that no meeting of the committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors. The board may make any such delegation on such terms and conditions as it thinks fit and may revoke or vary any such delegation and discharge any committee wholly or in part, but no person dealing in good faith shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may be imposed on it by the board.

87.2 The proceedings of a committee with two or more members shall be governed by any regulations imposed on it by the board and (subject to such regulations) by the provisions of these articles regulating the proceedings of the board so far as they are capable of applying.

88. Local managers

The board may provide for the management and transaction of the affairs of the Company in or from any specified locality, whether in the United Kingdom or elsewhere, in such manner as it thinks fit, and the provisions contained in Articles 89 and 90 shall be without prejudice to the general powers conferred by this article.

89. Local boards

89.1 The board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the United Kingdom or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

89.2 The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

89.3 Any appointment or delegation under this article may be made on such terms and subject to such conditions as the board thinks fit and the board may remove any person so appointed, and may revoke or vary any delegation, but no person dealing in good faith shall be affected by the revocation or variation.

90. Powers of attorney

The board may by power of attorney or otherwise appoint any person to be the agent of the Company on such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). A power of attorney may contain provisions for the protection and convenience of persons dealing with the attorney as the board may think fit. The board may remove any person appointed under this article and may revoke or vary the delegation, but no person dealing in good faith shall be affected by the revocation or variation.

DIRECTORS' INTERESTS

91. Directors' interests and voting

91.1 Subject to the provisions of the Statutes a director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company or as vendor, purchaser or otherwise. Subject to the interest of the director being duly declared, a contract entered into by or on behalf of the Company in which any director is in any way interested shall not be liable to be avoided, nor shall any director so interested be liable to account to the Company for any benefit resulting from the contract, by reason of the director holding that office or of the fiduciary relationship established by his holding that office.

91.2 A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Statutes) and upon such terms as the board may decide and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, either in addition to or in lieu of any remuneration under any other provision of these articles.

91.3 A director may be or become a member or director of, or hold any other office or place of profit under, or otherwise be interested in, any other company in which the Company may be interested and shall not be liable to account to the Company for any benefit received by him as a member or director of, or holder of any other office or place of profit under, or his other interest in, that company.

91.4 The board may cause the voting rights conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of that other company to be exercised in such manner in all respects as it thinks fit (including the exercise of voting rights in favour of any resolution appointing the directors or any of them as directors or officers of the other company or voting or providing for the payment of any benefit to the directors or officers of the other company).

91.5 A director may act by himself or his firm in a professional capacity for the Company (except as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

91.6 The board may purchase and maintain for or for the benefit of any person who holds or has at any time held a relevant office insurance against any liability incurred by him in respect of any act or omission in the actual or purported discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his holding of a relevant office; and for this purpose **relevant office** means that of director, officer, employee or auditor in relation to the Company or any company which is or was a subsidiary undertaking of or associated with the Company or any predecessor in business of the Company or any such subsidiary undertaking or associated company, or that of trustee of any pension fund or retirement, death or disability scheme for the benefit of any employee of the Company or any such subsidiary undertaking or associated company.

91.7 A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the board meeting at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first board meeting after he knows that he is or has become so interested. For the purposes of this article, a general notice given to the board by a director to the effect that:

(a) he is a member of a specified company or firm and is to be regarded as interested in any other contract which may after the date of the notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract but no such notice shall be effective unless either it is given at a board meeting or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

91.8 A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each director and in that case each of the directors concerned (if not otherwise debarred from voting under this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

91.9 A director shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which (together with any interest of any connected person of his) is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply and a director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(a) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

(b) the giving of any guarantee, security or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or

(ii) a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

(d) any contract concerning any other company in which he and any connected persons do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

(e) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

For the purposes of this paragraph a person is a **connected person** in relation to a director if that person is deemed to be connected with that director within the meaning of section 346 of the Act.

91.10 In the case of an alternate director, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has.

91.11 If any question arises at any meeting as to the materiality of an interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be

counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman, so far as known to him, has not been fairly disclosed.

91.12 In this article references to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

PROCEEDINGS OF THE BOARD

92. Board meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary at the request of a director at any time shall, summon a board meeting.

93. Notice of board meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or by electronic means to him at his last known address or any other address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him (or to his alternate) at an address in the United Kingdom given by him to the Company for this purpose, but if no such request is made it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. If notice is given, following request, to a director who is absent from the United Kingdom, the Company shall be under no obligation to ensure that notice is received by the director prior to the date of the board meeting. A director may waive notice of any meeting either prospectively or retrospectively.

94. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the end of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

95. *Chairman or deputy chairman to preside*

95.1 The board may appoint a chairman and one or more deputy chairman or chairmen upon such terms as to remuneration (subject to article 78) and otherwise as it may think fit and may at any time revoke any such appointment.

95.2 The chairman, or failing him any deputy chairman (the longest in office taking precedence, if more than one is present), shall, if present and willing, preside at all board meetings but, if no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting, the directors present shall choose one of their number to act as chairman of the meeting.

96. Competence of board meetings

A board meeting at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board.

97. Voting

Questions arising at any board meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

98. Telephone board meetings

98.1 A board meeting may consist of a conference between directors some or all of whom are in different places provided that each director may participate in the business of the meeting whether directly, by telephone or by any other electronic means which enables him:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address all of the other participating directors simultaneously.

98.2 A quorum is deemed to be present if at least the number of directors required to form a quorum, subject to the provisions of article 83, may participate in the manner specified above in the business of the meeting.

98.3 A board meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

99. Resolutions without meetings

A resolution which is signed or approved by all the directors entitled to vote on that resolution shall be as valid and effective as if it had been passed at a board meeting duly called and constituted. The resolution may be contained in one document or electronic communication or in several documents or electronic communications in like form, each signed or approved by one or more of the directors concerned. For the purpose of this article:

(a) the signature or approval of an alternate director (if any) shall suffice in place of the signature of the director appointing him; and

(b) the approval of a director or alternate director must be given in writing or by electronic means.

100. Validity of acts of directors in spite of formal defect

All acts bona fide done by a meeting of the board, or of a committee, or by any person acting as a director or a member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or of the person so acting, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a director and had continued to be a director or member of the committee and had been entitled to vote.

101. Minutes

The board shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the board;

(b) of the names of all the directors present at each meeting of the board and of any committee; and

(c) of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board and of any committee.

SECRETARY

102. Secretary

102.1 The secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it thinks fit, and the board may remove from office any person so appointed (without prejudice to any claim for damages for breach of any contract between him and the Company).

102.2 Any provision of the Statutes or these articles required or authorised to be done by the secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by or to any assistant or deputy secretary or, if there is no assistant or deputy secretary capable of acting, by or to any officer of the Company authorised generally or specifically in that behalf by the board.

SEAL

103. Seal

103.1 The Company may exercise the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the board.

103.2 The board shall provide for the safe custody of every seal of the Company.

103.3 A seal shall be used only by the authority of the board or a duly authorised committee but that authority may consist of an instruction or approval given in writing or by electronic means by a majority of the directors or of the members of a duly authorised committee.

103.4 The board may determine who shall sign any instrument to which a seal is applied, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with.

103.5 Unless otherwise decided by the board:

(a) certificates for shares, debentures or other securities of the Company issued under seal need not be signed; and

(b) every other instrument to which a seal is applied shall be signed by at least one director and the secretary or by at least two directors.

103.6 The Company may have an official seal for use abroad under the provisions of the Statutes, where and as the board shall determine, and the Company may by writing under the common

seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of the affixing and using such official seal and may impose such restrictions on the use of it as the board may think fit.

DIVIDENDS

104. Declaration of dividends by the Company

The Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board.

105. Fixed and interim dividends

The board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

106. Calculation and currency of dividends

106.1 Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

106.2 The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

107. Method of payment

107.1 The Company may pay any dividend or other sum payable in respect of a share:

(a) by cheque or dividend warrant payable to the holder (or, in the case of joint holders, the holder whose name stands first in the register in respect of the relevant share) or to such other person as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(b) by a bank or other funds transfer system or by such other electronic means (including, for the avoidance of doubt, in respect of shares in uncertificated form, by means of a relevant system (subject always to the facilities and requirements of the relevant system)) concerned to such account as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(c) in such other way as may be agreed between the Company and the holder (or, in the case of joint holders, all such holders).

107.2 Any such cheque or dividend warrant may be sent by post to the registered address of the holder (or, in the case of joint holders, to the registered address of that person whose name stands first in the register in respect of the relevant share) or to such other address as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose.

107.3 Every cheque or warrant is sent, and payment in any other way is made (including, for the avoidance of doubt, by means of a relevant system), at the risk of the person or persons entitled to it and the Company will not be responsible for any sum lost or delayed when it has sent or transmitted the sum in accordance with these articles. Clearance of a cheque or warrant or transmission of funds through a bank or other funds transfer system or by such other electronic means as is permitted by these articles (including, for the avoidance of doubt, in respect of shares in uncertificated form, payment by means of the relevant system concerned) shall be a good discharge to the Company.

107.4 Any joint holder or other person jointly entitled to any share may give an effective receipt for any dividend or other sum paid in respect of the share.

107.5 Any dividend or other sum payable in respect of any share may be paid to a person or persons entitled by transmission to that share as if he or they were the holder or joint holders of that share and his address (or the address of the first named of two or more persons jointly entitled) noted in the register were the registered address.

108. Dividends not to bear interest

No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

109. Calls or debts may be deducted from dividends

109.1 The board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a share all such sums as may be due from him (either alone or jointly with another) to the Company on account of calls or otherwise in relation to shares of the Company.

109.2 The board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the dividend or other moneys payable in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

110. Unclaimed dividends etc

All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the board for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve years after having become due for payment shall be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend, interest or other

sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee in respect of it.

111. Uncashed dividends

If a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these articles is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person or if such a cheque, warrant or order is left uncashed or returned to the Company on two consecutive occasions, the Company shall not be obliged to send any dividends or other sums payable in respect of that share due to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

112. Dividends *in specie*

112.1 With the authority of an ordinary resolution of the Company and on the recommendation of the board payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

112.2 Where any difficulty arises with the distribution, the board may settle the difficulty as it thinks fit and, in particular, may issue fractional certificates (or ignore fractions), fix the value for distribution of the specific assets or any part of them, determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution and vest any of the specific assets in trustees on such trusts for the persons entitled to the dividend as the board may think fit and no valuation, adjustment or arrangement made in accordance with this article shall be questioned by any member.

113. Scrip dividends

113.1 The board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution (a **scrip dividend**) in accordance with the following provisions of this article.

113.2 The ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than five years after the date of the meeting at which the ordinary resolution is passed.

113.3 The basis of allotment shall be decided by the board so that, as nearly as may be considered convenient, the value of the further ordinary shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid (disregarding the amount of any associated tax credit).

113.4 For the purposes of paragraph 113.3 above the value of the further ordinary shares shall be calculated by reference to the middle-market quotation for a fully paid ordinary share, adjusted if necessary for the proposed dividend, as shown in the London Stock Exchange Daily Official List, for the five business days immediately preceding or following the announcement of the cash dividend to which the scrip dividend relates, as the board may decide.

113.5 The board shall give notice to the ordinary shareholders of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

113.6 The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further ordinary shares shall be allotted in accordance with elections duly made and the board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the board may consider appropriate.

113.7 The further ordinary shares so allotted shall rank *pari passu* in all respects with the fully paid ordinary shares then in issue except as regards participation in the relevant dividend.

113.8 The board may decide that the right to elect for any scrip dividend shall not be made available to shareholders resident in any territory where, in the opinion of the board, compliance with local laws or regulations would be unduly onerous.

113.9 The board may do all acts and things as it considers necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any ordinary shares in accordance with the provisions of this article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the members concerned).

113.10 The board may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may, in respect of any future dividends for which a right of election pursuant to this article is offered, elect to receive ordinary shares in lieu of such dividend on the terms of such mandate.

113.11 The board shall not make a scrip dividend available unless the Company has sufficient unissued shares and undistributed profits or reserves to give effect to elections which could be made to receive that scrip dividend.

CAPITALISATION OF RESERVES

114. Capitalisation of reserves

114.1 The board may, with the authority of an ordinary resolution of the Company:

(a) resolve to capitalise any sum standing to the credit of any reserve account of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and

(b) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in the Company held by them respectively, or otherwise deal with such sum as directed by the resolution provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued shares to be allotted credited as fully paid up.

114.2 Where any difficulty arises in respect of any distribution of any capitalised reserve or other sum, the board may settle the difficulty as it thinks fit and in particular may make such provisions as it thinks fit in the case of shares or debentures becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than the members concerned) or ignore fractions and may fix the value for distribution of any fully paid up shares or debentures and may determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution, and may vest any shares or debentures in trustees upon such trusts for the persons entitled to share in the distribution as the board may think fit.

114.3 The board may also authorise any person to sign on behalf of the persons entitled to share in the distribution a contract for the acceptance by those persons of the shares or debentures to be allotted to them credited as fully paid under a capitalisation and any such contract shall be binding on all those persons.

115. Capitalisation of reserves - employees' share schemes

115.1 This article (which is without prejudice to the generality of the provisions of the immediately preceding article) applies:

(a) where a person is granted pursuant to an employees' share scheme a right to subscribe for shares in the Company in cash at a subscription price less than their nominal value; and

(b) where, pursuant to an employees' share scheme, the terms on which any person is entitled to subscribe in cash for shares in the Company are adjusted as a result of a capitalisation issue, rights issue or other variation of capital so that the subscription price is less than their nominal value.

115.2 In any such case the board:

(a) shall transfer to a reserve account a sum equal to the deficiency between the subscription price and the nominal value of the shares (the **cash deficiency**) from the profits or reserves of the Company which are available for distribution and not required for the payment of any preferential dividend; and

(b) (subject to paragraph 115.4 below) shall not apply that reserve account for any purpose other than paying up the cash deficiency upon the allotment of those shares.

115.3 Whenever the Company is required to allot shares pursuant to such a right to subscribe, the board shall (subject to the Statutes) appropriate to capital out of the reserve account an amount equal to the cash deficiency applicable to those shares, apply that amount in paying up the deficiency on the nominal value of those shares and allot those shares credited as fully paid to the person entitled to them.

115.4 If any person ceases to be entitled to subscribe for shares as described above, the restrictions on the reserve account shall cease to apply in relation to such part of the account as is equal to the amount of the cash deficiency applicable to those shares.

115.5 No right shall be granted under any employees' share scheme under subparagraph 115.1(a) above and no adjustment shall be made as mentioned in subparagraph 115.1(b) above unless there are sufficient profits or reserves of the Company available for distribution and not required for the payment of any preferential dividend to permit the transfer to a reserve

account in accordance with this article of an amount sufficient to pay up the cash deficiency applicable to the shares concerned.

RECORD DATES

116. Fixing of record dates

116.1 Notwithstanding any other provision of these articles, but without prejudice to any rights attached to any shares, the Company or the board may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

116.2 In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

ACCOUNTS

117. Accounting records

117.1 The board shall cause accounting records of the Company to be kept in accordance with the provisions of the Statutes.

117.2 No member (as such) shall have any right of inspecting any account, book or document of the Company, except as conferred by law or authorised by the board or by any ordinary resolution of the Company.

117.3 The Company may send summary financial statements to members instead of copies of its full accounts and reports.

NOTICES

118. Form of notices

118.1 Except where otherwise expressly stated, any notice to be given to or by any person under these articles shall be in writing or, to the extent permitted by the Statutes and subject to paragraph 118.2, contained in an electronic communication.

118.2 *The board may from time to time specify the form and manner in which a notice may be* given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as it thinks fit for verifying the authenticity or integrity of any such electronic communication. A notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the board.

119. Manner of giving notices

119.1 A notice in writing, document or other communication may be given to served by the Company to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by any other means authorised by the member concerned.

119.2 Subject to the Statutes, a notice, document or other communication may be given by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a web site and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

119.3 In the case of joint holders of a share, any notice, document or other communication given or served by the Company in any manner permitted by these articles to the joint holder who is named first in the register in respect of the joint holding shall be deemed to be given to all other holders of the share.

119.4 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

120. Notice by advertisement

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper. In any such case the Company shall send confirmatory copies of the notice by post to those members to whom notice cannot be given by electronic means if at least six clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

121. When notice is deemed given

121.1 Any notice in writing, document or other communication if sent by first class post, shall be deemed to have been given on the day following that on which the envelope containing it is put into the post, or, if sent by second class post, shall be deemed to have been given on the second day following that on which the envelope containing it is put into the post and in proving that a notice, document or other communication has been given it shall be sufficient to prove that the letter, envelope or wrapper containing the notice, document or other communication was properly addressed, prepaid and put into the post.

121.2 Any notice in writing, document or other communication not sent by post but left at a registered address or address at which a notice, document or other communication may be given shall be deemed to have been given on the day it was so left.

121.3 Any notice, document or other communication, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company.

121.4 Where notice is given by way of newspaper advertisement, such notice shall be deemed to have been given to each member or person entitled to receive it at noon on the day when the advertisement appears or, if it appears on different days, at noon on the first of the days when it appears.

121.5 A member present, either in person or by proxy, at any meeting of the Company or class of members of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened.

121.6 Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with section 212 of the Act) in respect of that share which before his name is entered in the register was given to the person from whom he derives his title to the share.

122. Record date for giving notices

122.1 For the purposes of giving notices of meetings, documents or other communications, whether under section 370(2) of the Act, any other Statute, a provision in these articles or any other instrument, the Company may determine that persons entitled to receive such notices, documents or other communications are those persons entered on the register at the close of business on a day determined by it.

122.2 The day determined by the Company under paragraph 122.1 above may not be more than 15 days before the day that the notice of the meeting, document or other communication is given.

123. Notice to person entitled by transmission

Where a person is entitled by transmission to a share, any notice or other communication shall be given to him, as if he were the holder of that share and his address noted in the register were his registered address. In any other case, any notice or other communication given to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly given in respect of any share registered in the name of that member as sole or joint holder.

DESTRUCTION OF DOCUMENTS

124. Destruction of documents

124.1 The board may authorise or arrange the destruction of documents held by the Company as follows:

(a) at any time after the expiration of six years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the register;

(b) at any time after the expiration of one year from the date of cancellation, all registered share certificates which have been cancelled;

(c) at any time after the expiration of two years from the date of recording them, all dividend mandates and notifications of change of address; and

(d) at any time after the expiration of one year from the date of actual payment, all paid dividend warrants and cheques.

124.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid certificate duly and properly cancelled;

(d) every other document mentioned in paragraph 124.1 above so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(e) every paid dividend warrant and cheque so destroyed was duly paid.

124.3 The provisions of paragraph 124.2 above shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

124.4 Nothing in this article shall be construed as imposing on the Company or the board any liability in respect of the destruction of any document earlier than as stated in paragraph 124.1 above or in any other circumstances in which liability would not attach to the Company or the board in the absence of this article.

124.5 References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

125. Powers to distribute *in specie*

If the Company is in liquidation, the liquidator may, with the authority of an extraordinary resolution of the Company and any other authority required by the Statutes:

(a) divide among the members *in specie* the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit but no member shall be compelled to accept any assets upon which there is any liability.

INDEMNITY

126. Indemnity of officers

Subject to the provisions of and to the extent permitted by the Statutes, every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against all liabilities incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office but:

(a) this indemnity shall not apply to any liability to the extent that it is recovered from any other person; and

(b) the indemnity is subject to such officer or auditor taking all reasonable steps to effect such recovery, to the intent that the indemnity shall not apply where an alternative right of recovery is available and capable of being enforced.

FILE NO. 82-34736

UPDATE TO ANNEX A, ITEM 7



Companies House

— for the record —

BULK · 056735/130

KM 2UM

Company Name
THE SAGE GROUP PLC.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2231246

Information extracted from Companies House records on 25th February 2006

Section 1: Company details



A29 COMPANIES HOUSE 427 05/04/2006

Ref: 2231246/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	North Park Newcastle Upon Tyne NE13 9AA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code / Description 7415 Holding companies incl head offices	SIC CODE / Description

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2231246

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Michael John ROBINSON **Address** Bowes Hall Bowes Barnard Castle County Durham DL12 9HU	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Michael John ROBINSON ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Guy Serge BERRUYER **Address** 30 Rue Louis Pasteur Boulogne 92100 France **Date of birth** 12/08/1951 **Nationality** French **Occupation** Chief Executive Sage France Sa	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Guy Serge BERRUYER ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Lindsay Claude Neils BURY **Address** Millichope Park Munslow Craven Arms Shropshire SY7 9HA **Date of birth** 13/02/1939 **Nationality** British **Occupation** Director	Name JULIAN HORN-SMITH ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 25 GRESHAM STREET LONDON UK Postcode EC2V 7HN Date of birth 14 / 12 / 1948 Nationality BRITISH Occupation DIRECTOR APPOINTED Date of change 03 / 03 / 2006 Date Lindsay Claude Neils BURY ceased to be director (if applicable) 02 / 03 / 2006.
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Hugh CLAYTON **Address** Fairhaven 19 Peaks Hill Purley Surrey CR8 3JG **Date of birth** 19/01/1957 **Nationality** British **Occupation** Consultant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date David Hugh CLAYTON ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Scott HARRISON **Address** 32 High Street Gosforth Newcastle Upon Tyne NE3 1LX **Date of birth** 24/06/1964 **Nationality** British **Occupation** Chartered Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Scott HARRISON ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Anthony John HOBSON BA MBA FCA **Address** Thatch End The Warren East Horsley Surrey KT24 5RH **Date of birth** 23/07/1947 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Anthony John HOBSON BA MBA FCA ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Tamara INGRAM **Address** Middle House No 12 Highbury Place London N5 1QZ **Date of birth** 01/10/1960 **Nationality** British **Occupation** Company Director	Name ☐ *Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.* Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Tamara INGRAM ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Timothy Charles William INGRAM MBA FCIB **Address** 6 Ranelagh Avenue London SW6 3PJ **Date of birth** 18/06/1947 **Nationality** British **Occupation** Company Director	Name ☐ *Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.* Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Timothy Charles William INGRAM MBA FCIB ceased to be director (if applicable) / /

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Edward Wilson JACKSON **Address** Harcombe House Park Lane Ropley Alresford Hampshire SO24 0BE **Date of birth** 16/03/1950 **Nationality** British **Occupation** *Financial Advisor*	Name ____ ☐ *Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.* Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Michael Edward Wilson JACKSON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Lancelot STOBART **Address** The Old Mill Dalton Northumberland NE18 0AX **Date of birth** 31/05/1957 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Lancelot STOBART ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Ronald VERNI** **Address** **280 Trimble Crest Drive Ne** **Atlanta** **Georgia 30342** **Usa** **Date of birth** 09/08/1948 **Nationality** American **Occupation** Chief Executive Officer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Ronald VERNI ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Paul WALKER** **Address** **5 Elmfield Park** **Gosforth** **Newcastle Upon Tyne** **Tyne & Wear** **NE3 4UX** **Date of birth** 17/05/1957 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul WALKER ceased to be director (if applicable) __ / __ / ____

FILE NO. 82-34736

(C)

Company Number - 2231246

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 1P	1,291,864,196. ✓	£12,918,641.96 ✓

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued
1,291,864,196 ✓

Aggregate Nominal Value of issued shares
£12,918,641.96 ✓

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

Enclosed CD.

The last full list of members was received on: 14/03/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

FILE NO. 82-34736

Company Number - 2231246

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

FILE NO. 82-34736

Company Number - 2231246

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 2231246



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 31 / 03 / 2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/3/2006***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th March 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: CLAIRE NAYLOR

Telephone number *inc code*: 0191 294 3000

Address:
THE SAGE GROUP PLC
NORTH PARK
NEWCASTLE UPON TYNE

Postcode: NE13 9AA

DX number *if applicable*:

DX exchange:

FORM ML8
CDROM/FICHE


A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 2231246

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS - ASK AT THE COUNTER

UPDATE TO ANNEX A, ITEMS 20 AND 42


A29
COMPANIES HOUSE
301
04/03/2006

Company No. 2231246

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

Of

THE SAGE GROUP PLC (the 'Company')

(Passed on 2nd March 2006)

Resolution number 1 was duly passed as an Ordinary Resolution and the resolutions numbered 2 to 4 inclusive were duly passed as Special Resolutions of the Company on 2nd March 2006:-

Ordinary Resolution

1. "That:

(a) the directors renew their existing power to allot unissued shares in the Capital of the Company and subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,284,395;

(a) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect; and

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the Company."

Special Resolution

2. "That:

(a) subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the

purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £642,659; and

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the Company."

Special Resolution

3. "That the Company be and is hereby granted general and unconditional authority to make one or more market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares in the Capital of the Company (in accordance with Section 166 of the Companies Act) on such terms and in such manner as the directors shall determine PROVIDED THAT:

(i) the maximum number of ordinary shares which may be acquired pursuant to this authority is limited to 128,531,858 ordinary shares in the Capital of the Company;

(ii) this authority shall expire on 2 March 2007, or if earlier, at the conclusion of the next Annual General Meeting;

(iii) the minimum price which may be paid for each such ordinary share is its nominal value and the maximum price is 5% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately before the purchase is made (in each case exclusive of any expenses payable by the Company); and

(iv) the power given to directors by this Resolution be extended to allow the Company the option of holding the Shares in Treasury."

Special Resolution

4. "THAT:

(i) Article 66 of the Articles of Association of the Company be amended to increase the maximum number of Directors to 15;

(ii) Article 78 of the Articles of Association of the Company be amended so that the maximum amount of fees and other remuneration payable to non-executive directors be increased to £750,000; and that

(iii) the regulations set out in the printed document submitted to the meeting and for the purpose of identification initialled by the Chairman be adopted as the Articles of Association of the Company in substitution for all existing Articles of Association of the Company".

....
Company Secretary

Date ...3 March 2006...

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 02231246

Company Name in full: The Sage Group plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	03	03	2006
† Date of Birth	14	12	1948

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Sir   * Honours etc:

Forename(s): Julian Michael

Surname: Horn-Smith

Previous forename(s):   Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985: X

††Usual residential address: 25 Gresham Street

Post town: London   Postcode: EC2V 7HN

County / Region: Country:

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature]   **Date**: 6 March 2006

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature]   **Date**: 6 March 2006

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000.
DX number   DX exchange


A55
COMPANIES HOUSE
613
10/03/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 02231246

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


BLUEPRINT
2000

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 02231246

Company Name in full: The Sage Group plc

Name: Julian Michael Horn-Smith

Company Name	Resignation
Lloyds TSB Bank plc	
Lloyds TSB Group plc	
Smiths Group plc	
The Prince of Wales International Business Leaders Forum	
Vizzavi Limited	
Vodafone Asia Pacific	20/10/2003
Vodafone European Portal Limited	15/10/2003
Vodafone Group Public Limited Company	
Vodafone Group Services Limited	

FILE NO. 82-34736


BLUEPRINT
2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

	Day	Month	Year
Date of termination of appointment	0 2	0 3	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Lindsay Claude Neils

Surname Bury

	Day	Month	Year
† Date of Birth	1 3	0 2	1 9 3 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2nd March 2006

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000

DX number DX exchange


A06 *AC4GBDE5* 129
COMPANIES HOUSE 03/03/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	451	3,755	3,375
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	157.00p	140.00p	112.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Giuseppe Bacco Address 2 Lime Springs, Kite Hill, Wanborough, Swindon UK Postcode SN4 0AW	Class of shares allotted Ordinary	Number allotted 4,206
Name Trevor Neil Haswell Address 22 Beadnell Gardens, Shiremoor, Newcastle upon Tyne UK Postcode NE27 0HA	Class of shares allotted Ordinary	Number allotted 3,375
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,581**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8.5.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS . THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-B/AL/8418 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	592		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Ms. Tracy Walsh Address 13 Verschoyle Glen, Saggart Abbey, Saggart, Co. Dublin Ireland UK Postcode	Class of shares allotted Ordinary	Number allotted 592
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 592

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8.5.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/ 8407 Tel: 01903 833205
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne, UK Postcode NE99 1SX	Ordinary	7,000
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./AL/8279 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,705		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	1,705
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,705
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/NE/8121 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	18	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5062		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name M/S Angela Ives Address 3 Cedarwood Avenue Newcastle Upon Tyne UK Postcode NE6 4TX	Ordinary	1687
Name Mr Paul Graeme Offiler Address 99 Stubley Lane Dronfield Woodhouse Dronfield Derbyshire UK Postcode S18 8YL	Ordinary	3375
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	5062

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 28.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/SAB8084 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From: Day 13, Month 04, Year 2006	To: Day, Month, Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,089		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Daniel Thomas Address Maximilinstr 20 76764 Rheinzabern Germany UK Postcode	Ordinary	2,089
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,089

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EX/NE/8038 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	29,361		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mei Ding Address 99 Warkworth Woods Newcastle upon Tyne UK Postcode NE3 5RB	Ordinary	8,437
Name Mr Christopher Eley Address 6 Benellen Gardens Bournemouth UK Postcode BH4 9LW	Ordinary	675
Name Ms Judith Gray Address 22 Poynings Close Tudor Grange Newcastle upon Tyne UK Postcode NE2 3DX	Ordinary	3,375
Name Mr Glen Hoad Address 7 Headington Close Wokingham Berkshire UK Postcode RG40 1TE	Ordinary	8,437
Name Mr Graham Walkden Address 8 Highbury Jesmond Newcastle upon Tyne UK Postcode NE2 3DX	Ordinary	8,437
	TOTAL	**29,361**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EX/NE/7759 Tel: 01903 833208

DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,700		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House	Ordinary	6,700
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	6,700
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 18. 4. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/7967	Tel: 01903 833017
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34786

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	900		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	900
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	900
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ Date ______________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E7908 Tel: 01903 833161

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,479		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	5,479
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	5,479

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/RP/7804 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,772		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 8,772
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,772

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 18.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/7714	Tel: 01903 833017
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,500		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House	Ordinary	12,500
39 Pilgrim Street Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**12,500**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5/4/2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/NE/7595 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS



88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,570		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Mr Arndt Zimmerman Address Johanna Kirchner Str.86 60488 Frankfurt Germany UK Postcode	Ordinary	1,028
Name Address UK Postcode	Ordinary	
Name Address UK Postcode	Ordinary	
Name Address UK Postcode	Ordinary	
Name Address UK Postcode	TOTAL	25,327

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EX/RP/7434	Tel: 01903 8333208
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh. s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25327		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr David Ashcroft Address 14 Hartigan Place Woodley Reading UK Postcode RG5 4SH	Ordinary	6,750
Name Mrs Libera Hall Address 5 Briar Avenue Whitley Bay Tyne and Wear UK Postcode NE26 1RU	Ordinary	6,750
Name Mr Graham Hoyle Address Windyridge Bracken Road Cox Green Maidenhead Berkshire UK Postcode SL6 3EF	Ordinary	8,437
Name Mr David Stevenson Address 28 Warwick Avenue Wickham Newcastle upon Tyne Tyne and Wear UK Postcode NE16 5JL	Ordinary	1,687
Name Ms Vanessa Watson Address Maypole House 2A Chapel Street Alconbury Huntington Cambridgeshire UK Postcode PE28 4DY	Ordinary	675

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 3. 4. 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EX/RP/7434 Tel: 01903 833208
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	13	03	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	30,389		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	30,389
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	30,389
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 18.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/7691 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	30	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	362,611		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: The Bank of New York / Nominees / Limited Part ID B001	Class of shares allotted	Number allotted
Address: 1 Canada Square London	Ordinary	362,611
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	362,611
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 3.4.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./BP/E7555 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 27 Month 03 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,784	14,320	82,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	264.00p	228.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (desig SHAREOPT/Part ID 092) Address PO BOX 1025 Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 91SX	Class of shares allotted Ordinary	Number allotted 180,298
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 3.4. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/NE/7458 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,500	194	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	198.00p	83.39p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 180,298

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3. 4. 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/NE/7458 Tel: 01903 833208

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,820	5,000	17544
Nominal value of each share	1p	1p.	1p
Amount (if any) paid or due on each share *(including any share premium)*	83.39p	204.50p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	58,364
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 3.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./RP/7507	Tel: 01903 833208
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736


88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,500	9,500	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 58364

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3.4.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RP/7507 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	47860	757	11086
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	264.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 72203
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 3.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./RP/7523 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7500	5000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	198.00p	204.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,2203**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RP/7523 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


FILE NO. 82-34726
88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,772	8,250	10,800
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	27,822
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**27,822**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3.1.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./TK/6719	Tel: 01903 833262
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	100,837	32,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	132,837
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	132,837
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 3.1.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./CAS/E6714 Tel: 01903 833264
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736


88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh es were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	27	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,462	123,300	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	81.10p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	135,762
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	135,762

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 1.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/689 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736



88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	PAGE 1 OF 2

Shares allotted (including bonus shares):

Date or period during which s[illegible]es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,462	16,000	13,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	147.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 28.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LB6673 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO: 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	PAGE 2 OF 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,234	2,750	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	49,946
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	49,946
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LB6673 Tel: 01903 833208
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	22	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,462	4,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 001 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 11,462
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,462

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24. 2. 2006.

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./TK/6607	Tel: 01903 833262
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736


88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	22	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,600		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 1,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,600

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24. 2. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E6603 Tel: 01903 833264

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	35,365	7,716	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited , Desig:- SHAREOPT / Part ID:- 092 Address P.O Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	43,081
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	43,081

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP6545 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 15 Month 02 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	582	852	13,570
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	134.00p	140.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ Date 16.02.2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./ELA 6433 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,696	10,679	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	206.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT, Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street	Ordinary	39,527
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name Mr Stefan Victor Park	Class of shares allotted	Number allotted
Address 12 Ann Street, Heywood, Lancashire	Ordinary	852
UK Postcode OL10 4JG		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	40,379
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 16.02.2006.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./ELA 6433 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	388	1,165	90,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	83.39p	91.34p	134.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House	Ordinary	91,553
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**91,553**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date ____________

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./TK/6370 Tel: 01903 83[illegible]

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	971	1,942	8,772
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	83.39p	91.34p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 11,685
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,685

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________________ Date ____________________

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./TK/6345 Tel: 01903 833262

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO 82-34726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 09 Month 02 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	21696	5000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.71	£1.98	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

RECEIVED JUN 0 2 2006 — WISH, D.C. 190 — SEC MAIL PROCESSING SECTION

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne. UK Postcode NE99 1SX	Ordinary	26,696
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	26,696
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ Date 13.2.2006.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E6291 Tel: 01903 833161
DX number *DX exchange*

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,400		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	114.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MS. ANITA LYNN BELL Address 25, DERWENT CLOSE, SEAHAM, COUNTY DURHAM UK Postcode SR7 7BS	Class of shares allotted Ordinary	Number allotted 6,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,400

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 10.02.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/SAM/6277 Tel: 01903 833017

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From	To
Day	08	
Month	02	
Year	2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,620	5,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 19,620
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 19,620

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 10.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/6261	Tel: 01903 833161
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,462	11,696	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	19,158
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE 99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	19,158
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 10.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/6213 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,246		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 9,246
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,246

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 10.02.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/6192 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-[illegible]

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 6.2.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./TK/6134	Tel: 01903 833262
DX number	DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./TK/6087 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


FILE NO. 82-34736
88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	02	02	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,000	8,772	5,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	171.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./TK/6087 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


FILE NO 82-34736
88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 02 Month 02 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,060		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$1.73		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092		
Address PO Box 1025, Commercial Union House	Ordinary	20,697
39 Pilgrim Street		
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name The Bank of New York / Nominees / Limited / Part ID BO01		
Address 1 Canada Square	Ordinary	127,000
London		
UK Postcode E14 5AL		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		
Name		
Address	TOTAL	147,697
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 10.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./TK/6087 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19520		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	114.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Mark Robert Fenwick Address 49 Acomb Avenue, Seaton Delaval Whitley Bay, Tyne & Wear UK Postcode NE25 0JF	Class of shares allotted Ordinary	Number allotted 16,000
Name Mr Stephen Thoms Address 5 Broomley Walk Newcastle upon Tyne UK Postcode NE3 2BH	Class of shares allotted Ordinary	Number allotted 960
Name Mr Melvyn Watson Address 65 Great North Road, Brunton Park Newcastle upon Tyne UK Postcode NE3 5LY	Class of shares allotted Ordinary	Number allotted 2,560
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **19,520**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7.2.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/PSO/MDG/6047 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


SEC MAIL PROCESSING
RECEIVED
JUN 09 2006
WASH, D.C.
190
SECTION

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	01	02	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,411	3,700	5,848
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	140.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:Shareopt Part Id:092)	Class of shares allotted	Number allotted
Address PO Box 1025 Commercial Union House	Ordinary	12,259
39 Pilgrim Street Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name The Bank of New York Nominees Limited (Part Id: BO01)	Class of shares allotted	Number allotted
Address 1 Canada Square	Ordinary	3,700
London		
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**15,959**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 3.2.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/LB/E6057 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


FILE NO. 82-34736
88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,865	4,386	890
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 7,141
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,141

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3.2.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./ARM/E6019 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	1 of 2 pages

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	30	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20500	36550	9500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	£1.47	£1.71	£1.98

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 3.2.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/MDG/E5998 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	2 of 2 pages

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From	To
	Day 30 Month 01 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.285		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited : Part ID 092: Desig SHAREOPT Address: P O Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode	Class of shares allotted Ordinary	Number allotted 90,550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **90,550**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 3.2.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E5998 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-3473

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares): Page 1 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,448	8,772	5,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 30.01.2006.

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SJK/E5938 Tel: 01903 833264
DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


FILE NO. 82-34736
88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,200		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	19,672
Name Mrs Evelyn Durrant Address 7 Woburn Close, Redesdale Park, Wallsend NE28 8TG UK Postcode	Ordinary	1,748
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	21,420

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 30.01.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E5938 Tel: 01903 833264

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,034	13,188	388
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	264.00p	83.39p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	22,775
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	22,775
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 31.01.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5971 Tel: 01903 833017

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,165		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	91.34p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 31.01.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5971 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	65,000	77,563	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	204.50p	134.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: **PO Box 1025, Commercial Union House**	Ordinary	142,563
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	142,563
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 30.01.2006.

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5944 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	45,233	10,710	43,860
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	140.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	119,803
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	119,803

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 30. 01. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5928 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736


88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	198.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 30.01.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5928 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,740	41,667	52,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up

Consideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	148,454
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	148,454
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 30.01.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5899 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	48,047		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 30.01.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5899 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,800	3,731	13,750
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	134.00p	140.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	23,281
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	23,281

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26. 1. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5851 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,193	5,935	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 8,128
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,128

SEC MAIL PROCESSING RECEIVED JUN 02 2006 WASH, D.C. 190 SECTION

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 26.01.2006.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5879 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	01	2006	24	01	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	140,890	5,117	6,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	197,007
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	197,007
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 25.01.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5818 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	01	2006	24	01	2006

Class of shares *(ordinary or preference etc)*	Ordinary		Ordinary
Number allotted	45,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 25.01.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5818 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,663	5,250	17,544
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	47,457
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	47,457

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 25.01.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/5732 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736



Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	198.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 28.01.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/5732 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,234	11,498	60,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	134.00p	136.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	21,732
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name The Bank of New York /Nominees/ Limited Part ID BO01	Class of shares allotted	Number allotted
Address 1 Canada Square, London	Ordinary	60,000
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**81,732**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 25.01.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/5705	Tel: 01903 833017
DX number	DX exchange

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	02-28-06	Directors Share Transaction
2.	03-01-06	Directors Share Transaction
3.	03-02-06	Result of AGM
4.	03-02-06	Additional Listing
5.	03-06-06	Directors Shareholdings
6.	03-22-06	Acquisition
7.	03-27-06	International Financial Reporting Standards: Restatement
8.	04-03-06	Notice of Results
9.	04-04-06	Acquisition
10.	04-11-06	Trading Statement
11.	04-12-06	Acquisition
12.	04-19-06	Acquisition Offer: Update
13.	04-25-06	Blocklisting Interim Review
14.	04-25-06	Blocklisting Interim Review
15.	04-25-06	Blocklisting Interim Review
16.	04-25-06	Blocklisting Interim Review
17.	04-25-06	Blocklisting Interim Review
18.	04-25-06	Blocklisting Interim Review
19.	04-25-06	Blocklisting Interim Review
20.	05-02-06	Holding(s) in Company
21.	05-09-06	Interim Results
22.	05-11-06	Director's Shareholding
23.	05-23-06	Acquisition
24.	05-23-06	Holding(s) in Company

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Directors Share Transaction
Released	18:17 28-Feb-06
Number	PRNUK-2802

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

THE SAGE GROUP PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) (being a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or entered into the issuer's register in accordance with section 325(3) or (4) of the Companies Act 1985; or

(iii) both (i) and (ii).

(II)

3. Name of person discharging managerial responsibilities/director

G S Berruyer

L C N Bury

D H Clayton

P S Harrison

A J Hobson

T Ingram

T C W Ingram

M E W Jackson

P L Stobart

R Verni

P A Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

A TECHNICAL, NON-BENEFICIAL INTEREST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

OGIER EMPLOYEE BENEFIT TRUSTEE LIMITED AS TRUSTEE OF THE SAGE GROUP PLC EMPLOYEE BENEFIT TRUST

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES BY OGIER EMPLOYEE BENEFIT TRUSTEE LIMITED AS TRUSTEE OF THE SAGE GROUP PLC EMPLOYEE BENEFIT TRUST, IN WHICH THE ABOVE NAMED DIRECTORS HAVE A TECHNICAL INTEREST BY VIRTUE OF THEM BEING MEMBERS OF THE CLASS OF BENEFICIARIES.

9. Number of shares, debentures or financial instruments relating to shares acquired

4,755,602

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.368%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

279.101 pence (average price of the transactions)

14. Date and place of transaction

Between 24 February and 28 February 2006

The transaction took place in the UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,755,602 AND 0.368%

16. Date issuer informed of transaction

28 February 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

FILE NO. 82-34736

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Michael Robinson

+44 (0) 191 294 3000

Name and signature of duly authorised officer of issuer responsible for making notification

Michael Robinson

Date of notification

28 February 2006

END

END

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FILE NO. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Directors Share Transaction
Released	15:35 01-Mar-06
Number	PRNUK-0103

1 March 2006

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 1 March 2006, Paul Harrison and Paul Stobart of the board, each exercised an option over 8,437 Ordinary shares of 1p each in the Company. The exercise price was 112p per share.

These options were granted as part of the Company's Savings Related Share Option Scheme under which options are exercisable between 1 March 2006 and 1 September 2006.

END

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FILE NO. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Result of AGM
Released	13:02 02-Mar-06
Number	PRNUK-0203

The Sage Group plc

At the Annual General Meeting of The Sage Group plc held today, 2nd March 2006, the following levels of proxy appointments and associated voting instructions were received prior to the meeting.

All the resolutions were carried unanimously on a show of hands.

Resolution	For	Against	Chairman's Discretion	Vote Withheld
1 Receive Accounts	874,062,845	7,259,365	6,647,174	50,989,999
2 Approve Dividend	930,539,959	3,591	6,644,010	1,771,823
3 Re-elect Mr G S Berruyer	924,234,497	6,404,834	6,645,607	1,674,445
4 Re-elect Mr T C W Ingram	924,307,833	6,314,007	6,645,807	1,691,686
5 Re-elect Mr R Verni	927,509,420	3,125,203	6,648,315	1,676,445
6 Re-appoint Auditors	835,372,212	87,360,464	6,644,249	9,582,458

7	884,941,957	28,104,259	6,654,349	19,258,818
Approve Remuneration Report				
8	920,160,734	7,675,439	6,706,335	4,416,875
Section 80 Authority				
9	925,852,314	2,042,235	6,675,178	4,389,656
Section 89 Authority				
10	930,575,553	46,813	6,660,278	1,676,739
Share Repurchase Authority				
11	925,615,280	68,328	6,663,335	6,612,440
Amend Articles				
12	915,148,285	12,747,855	6,672,033	4,391,210
SAYE Plan				

Immediately following the Annual General Meeting, Mr L C N Bury retired from the Board of Directors of the Company.

END

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FILE NO. 82-34736


SEC MAIL PROCESSING
RECEIVED
JUN 02 2006
WASH, D.C. 190 SECTION

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	11:52 03-Mar-06
Number	2689Z

RNS Number:2689Z
Sage Group PLC
03 March 2006

The Sage Group plc

Application has been made to the UK Listing Authority for the block listing of 4,000,000 ordinary shares of 1p each in the Company to the Official List and to the London Stock Exchange for these shares to be admitted to trading.

These shares will rank parri passu with the existing shares in issue and will be allotted in accordance with the exercise of options under the rules of The Sage Group (No.2) Executive Share Option Scheme (2,000,000 shares) and The Sage Group 1999 Executive Share Option Scheme (2,000,000 shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Directors Shareholdings
Released	15:11 06-Mar-06
Number	PRNUK-0603

6 March 2006

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company has received notification that Ingrid Hobson, who is the wife of Anthony Hobson, a non-executive director of the Company, today purchased 4,000 Ordinary shares of 1p each in the Company at a price of 268.50 pence per share.

The Company has also received notification that Timothy Ingram, a non-executive director of the Company, today purchased 10,000 Ordinary shares of 1p each in the Company at a price of 270.83 pence per share.

The Company has also received notification that Michael Jackson, Chairman of the Board of Directors of the Company, today sold 170,000 Ordinary shares of 1p each in the Company at a price of 272.00 pence per share.

END

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JUN 0 2 2006
WASH, D.C.
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SECTION

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	08:13 22-Mar-06
Number	PRNUK-2203

22 March 2006

Proposed offer by Sage for Visma

The Sage Group plc ('Sage') intends to make an offer to acquire Visma ASA ('Visma'), based in Oslo, Norway and listed on the Oslo Stock Exchange, for an expected enterprise value of approximately £334 million*. The proposed offer, though subject to the completion of due diligence, is recommended by Visma's Board of Directors.

With 200,000 customers, Visma is the largest Scandinavian vendor of business management solutions for small and medium-sized businesses. Visma's revenues for the year ended 31 December 2005 were approximately £166 million* (2004: £ 145 million*). Operating profit before depreciation and amortisation was approximately £22 million* (2004: £20m*). At 31 December 2005, Visma had gross assets of approximately £197 million*.

The proposed offer for each Visma share would be NOK125 in cash. This would represent a premium of 19% to Visma's average share price over the last 20 trading days.

In line with Norwegian regulations, Visma has today made a similar announcement to the Oslo Stock Exchange.

Svein Ramsay Goli, Visma Chairman, comments, 'Our Board believes Sage represents a solid alternative for Visma, given its long-term perspective and deep knowledge of our marketplace.'

Øystein Moan, Visma CEO, adds, 'As a global market leader in providing business management solutions to small and medium-sized companies, Sage will be positive for the future development of Visma. To a large extent Visma supplements Sage and there is very limited overlap in the two companies' market positions.'

Paul Walker, Sage Chief Executive, comments, 'The proposed acquisition of Visma is consistent with the Sage strategy of expanding geographically into new and attractive markets. We see significant potential to build on Visma's leading position in the Scandinavian SME market.'

*All financial information calculated on the basis of £1 = NOK11.49

A conference call to discuss this announcement will be held for analysts at 9.30am today. The dial-in number is +44 208 3223 183.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Kirstie Hamilton

END


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Company	Sage Group PLC
TIDM	SGE
Headline	International Financial Reporting Standards: Restatement
Released	07:06 27-Mar-06
Number	PRNUK-2403

27 March 2006

The Sage Group plc ('Sage')

2005 restatement and new accounting policies under International Financial Reporting Standards

As required by International Accounting Standards, Sage will report its consolidated financial statements under International Financial Reporting Standards (IFRS), for all accounting periods beginning on or after 1 October 2005. Previously the Group has applied UK Generally Accepted Accounting Principles (UK GAAP). The first financial results under IFRS will be the 2006 interim results, for the period ended 31 March 2006, to be released on 10 May 2006.

Sage's results for the year ended 30 September 2005 were originally reported under UK GAAP in December 2005. As indicated at that time, Sage today reports a restatement (unaudited), under IFRS, of its 2005 financial results. Results for the first half of 2005 are also included in the restatement.

The purpose of this restatement is to assist in understanding of Sage's future IFRS financial results and comparison with prior periods. Sage has already provided an illustration of IFRS impacts by presenting a restatement of its 2004 financial results. The impact of the restatement on the 2005 results is broadly similar to the impact on the 2004 results. The fundamentals of Sage's revenues, profits, cash flows and balance sheet are unaffected.

Restatements are shown for:

i. Income Statement (previously referred to under UK GAAP as the Profit and Loss Account)

ii. Balance Sheet

iii. Cash Flow Statement - this restatement affects only the presentation of results

iv. Geographical segmentation of revenue and operating profit

The effects of the restatement upon the Income Statement are summarised below:

Year ended 30 September 2005, £m	Revenue	EBITA*	PBT
UK GAAP	776.6	211.1	205.4

IAS 18: Revenue		(17.0)	(1.6)	(1.6)
IFRS 2: Share-based Payment			(7.4)	(7.4)
IFRS 3: Business Combinations	(i)			(2.0)
IAS 19: Employee Benefits			(1.3)	(1.3)
IAS 38: Intangible Assets				
Development capitalisation				1.1
Development amortisation				(0.6)
Net development expenditure	(ii)			0.5
IFRS		759.6	200.8	193.6
Impact of IFRS restatement		(17.0)	(10.3)	(11.8)
Impact of IFRS restatement (%)		-2%	-5%	-6%

*EBITA measure (Earnings before interest, tax and amortisation) excludes the effects of

(i) amortisation of acquired intangible assets

(ii) net capitalisation of software development expenditure

Also released today are the Group's current accounting policies, which have been revised to comply with current application of IFRS.

The full restatements and Sage's new accounting policies are available on www.sage.com/investors/ifrs.pdf

All future financial results will be reported under IFRS.

Enquiries:

The Sage Group plc +44 (0) 191 294 3068

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan Communications +44 (0) 20 7353 4200

Julie Foster

Kirstie Hamilton

END

FILE NO. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Notice of Results
Released	16:17 03-Apr-06
Number	PRNUK-0304

Monday 3 April

The Sage Group plc

Notification of 2006 interim results date and half-year trading update

The Sage Group plc ('Sage') will announce its interim financial results, for the six months to 31 March 2006, on Tuesday 9 May 2006.

Sage will provide a short trading update for the period on Tuesday 11 April 2006.

In each of these announcements, and in subsequent results announcements, International Financial Reporting Standards will apply.

END

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	08:00 04-Apr-06
Number	PRNUK-0304

4 April 2006

Offer by Sage for Visma

Further to its initial announcement of 22 March 2006, and following the completion of due diligence, The Sage Group plc ('Sage') today made a formal offer to acquire Visma ASA ('Visma'), based in Oslo, Norway and listed on the Oslo Stock Exchange.

Sage's offer for each Visma share is NOK125 in cash. The offer is recommended by Visma's Board of Directors.

In line with Norwegian regulations, a similar announcement has been made today to the Oslo Stock Exchange.

An offer document outlining the terms of the offer has been sent to Visma shareholders and is available on www.sage.com/investors/visma.pdf.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Kirstie Hamilton

Julie Foster

END

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Regulatory Announcement

Company	Sage Group PLC
TIDM	SGE
Headline	Trading Statement
Released	07:00 11-Apr-06
Number	PRNUK-1004

11 April 2006

The Sage Group plc ('Sage') - Half-year trading update

First-half results in line with market expectations

Sage is today providing an update on trading performance (unaudited) for the six months ended 31 March 2006.

Sage's revenues, operating profit and pre-tax profit were all in line with market expectations.

This is the first reporting period for which International Financial Reporting Standards apply to Sage. The results referred to above reflect the application of those standards.

Full details of Sage's financial performance for the period will be provided in the interim results announcement on 9 May 2006.

Notes to Editors:

The current market averages of analyst forecasts for the six months ended 31 March 2006, under International Financial Reporting Standards, are as follows:

Revenues of £444m, operating profit of £115m, pre-tax profit of £111m.

Enquiries:

Tulchan Communications +44 (0) 20 7353 4200

Kirstie Hamilton

Julie Foster

END

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	08:15 12-Apr-06
Number	PRNUK-1204

12 April 2006

Sage offer to acquire Visma: update

Further to its announcement of 4 April, The Sage Group plc ('Sage') notes that Visma ASA ('Visma') has withdrawn its 22 March recommendation of Sage's acquisition offer to Visma shareholders, by announcing to the Oslo Stock Exchange that its Board 'can no longer endorse the view that the bid is fair on the current level'.

Sage is unaware of any material new financial or other information relating to Visma that should cause Visma's Board to withdraw its recommendation.

Notwithstanding Visma's announcement, Sage's offer to Visma shareholders remains open, as described in its formal offer of 4 April. Sage will not be changing its offer price, or any other material terms of its offer.

The offer period ends on 20 April, following which Sage will make a further announcement in relation to the offer.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Kirstie Hamilton

Julie Foster

END


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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition offer: update
Released	07:00 19-Apr-06
Number	PRNUK-1804

19 April 2006

Sage offer to acquire Visma: update

The Sage Group plc ('Sage') notes yesterday's announcement regarding a higher offer, from a third party, for Visma ASA.

Further to its announcement of 12 April, Sage confirms that its offer, which lapses on 20 April, will not be raised.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Kirstie Hamilton

Julie Foster

END

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	12:54 25-Apr-06
Number	9513B

RNS Number:9513B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 APRIL 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP (NO.2) EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 26.09.2005 To 25.03.2006

4. Balance under scheme from previous return:

815,549 ORDINARY SHARES OF 1P EACH AT 25.09.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

2,000,000 ORDINARY SHARES OF 1P EACH (14.12.2005)
2,000,000 ORDINARY SHARES OF 1P EACH (07.03.2006)

6. Number of securities issued/allotted under scheme during period:

2,385,372 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

2,430,177 ORDINARY SHARES OF 1P EACH AT 25.03.06

8. Number and class of securities originally listed and the date of admission

FILE NO. 82-34736

ORDINARY SHARES OF 1P EACH:

900,000: 23.02.2000, 5,000,000: 12.12.2000, 5,000,000: 17.01.2003 &
2,000,000: 13.12.2004

9. Total number of securities in issue at the end of the period

1,292,367,376 ORDINARY SHARES OF 1P EACH

Name of contact CLAIRE NAYLOR

Address of contact THE SAGE GROUP PLC, NORTH PARK,
NEWCASTLE UPON TYNE,
NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

company secretary
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	13:01 25-Apr-06
Number	9510B

RNS Number:9510B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 April 2006

1. Name of applicant:

   The Sage Group plc

2. Name of scheme

   The Sage Group 1999 Executive Share Option Scheme

3. Period of return:

From 26.09.2005 To 25.03.2006

4. Balance under scheme from previous return:

   1,772,359 Ordinary shares of 1p each at 25.09.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   2,000,000 Ordinary shares of 1p each (14.12.2005)
   2,000,000 Ordinary shares of 1p each (07.03.2006)

6. Number of securities issued/allotted under scheme during period:

   3,790,657 Ordinary shares of 1p each

7. Balance under scheme not yet issued / allotted at end of period

   1,981,702 Ordinary shares of 1p each at 25.03.2006

8. Number and class of securities originally listed and the date of admission

   Ordinary shares of 1p each:

1,000,000: 17.01.2003 & 2,000,000: 13.12.2004

9. Total number of securities in issue at the end of the period

1,292,367,376 Ordinary shares of 1p each

Name of contact	Claire Naylor
Address of contact	The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary

for and on behalf of

The Sage Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	13:08 25-Apr-06
Number	9514B

RNS Number:9514B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 APRIL 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme: BEST PROGRAMS INC 1992 STOCK OPTION PLAN & BEST SOFTWARE INC 1997 STOCK INCENTIVE PLAN

3. Period of return: From 26.09.2005 To 25.03.2006

4. Balance under scheme from previous return: 985,536 ORDINARY SHARES OF 1P EACH AT 25.09.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/ allotted under scheme during period: 7,377 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period: 978,159 ORDINARY SHARES OF 1P EACH AT 25.03.06

FILE NO. 82-34736

8. Number and class of securities originally listed and the date of admission	ORDINARY SHARES OF 1P EACH: 1,000,000: 12.12.2000
9. Total number of securities in issue at the end of the period	1,292,367,376 ORDINARY SHARES OF 1P EACH
Name of contact	CLAIRE NAYLOR
Address of contact	THE SAGE GROUP PLC, NORTH PARK, NEWCASTLE UPON TYNE, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary
for and on behalf of

Name of applicant THE SAGE GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	13:11 25-Apr-06
Number	9515B

RNS Number:9515B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 APRIL 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (GERMAN SCHEDULE)

3. Period of return:

From 26.09.2005 To 25.03.2006

4. Balance under scheme from previous return:

100,000 ORDINARY SHARES OF 1P EACH AT 26.03.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

45,540 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

54,460 ORDINARY SHARES OF 1P EACH AT 25.03.06

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH: 100,000: 17.01.2003

9. Total number of securities in issue at the end of the period

1,292,367,376 ORDINARY SHARES OF 1P EACH

Name of contact CLAIRE NAYLOR

Address of contact THE SAGE GROUP PLC, NORTH PARK
NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

company secretary for and on behalf of

Name of applicant THE SAGE GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	13:13 25-Apr-06
Number	9516B

RNS Number:9516B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 APRIL 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 26.09.2005 To 25.03.2006

4. Balance under scheme from previous return: 3,851,927 ORDINARY SHARES OF 1P EACH AT 25.09.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/ allotted under scheme during period: 839,636 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period 3,012,291 ORDINARY SHARES OF 1P EACH AT 25.03.06

8. Number and class of securities originally listed and the date of admission	ORDINARY SHARES OF 1P EACH: 1,000,000: 23.02.2000 & 6,000,000: 17.01.2003
9. Total number of securities in issue at the end of the period	1,292,367,376 ORDINARY SHARES OF 1P EACH
Name of contact	CLAIRE NAYLOR
Address of contact	THE SAGE GROUP PLC, NORTH PARK, NEWCASTLE UPON TYNE, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary
for and on behalf of

Name of applicant THE SAGE GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	13:21 25-Apr-06
Number	9517B

RNS Number:9517B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 APRIL 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (IRELAND)

3. Period of return:

From 26.09.2005 To 25.03.2006

4. Balance under scheme from previous return: 197,162 ORDINARY SHARES OF 1P EACH AT 25.09.05

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

27,311 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

169,851 ORDINARY SHARES OF 1P EACH AT 25.03.06

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH: 200,000: 17.01.2003

9. Total number of securities in issue at the end of the period

1,292,367,376 ORDINARY SHARES OF 1P EACH

Name of contact CLAIRE NAYLOR

Address of contact THE SAGE GROUP PLC, NORTH PARK
NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

company secretary
for and on behalf of

Name of applicant THE SAGE GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Sage Group PLC
TIDM	SGE
Headline	Blocklisting Interim Review
Released	13:29 25-Apr-06
Number	9518B

RNS Number:9518B
Sage Group PLC
25 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 20 APRIL 2006

1. Name of applicant:	THE SAGE GROUP PLC	
2. Name of scheme	THE STATE OF THE ART STOCK OPTION PLAN	
3. Period of return:	From 26.09.2005	To 25.03.2006
4. Balance under scheme from previous return:	63,696 ORDINARY SHARES OF 1P EACH AT 25.09.05	
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	600,000 ORDINARY SHARES OF 1P EACH (04.10.2005)	
6. Number of securities issued/ allotted under scheme during period:	65,060 ORDINARY SHARES OF 1P EACH	
7. Balance under scheme not yet issued / allotted at end of period	598,636 ORDINARY SHARES OF 1P EACH AT 25.03.06	

8. Number and class of securities originally listed and the date of admission	ORDINARY SHARES OF 1P EACH: 100,000: 23.02.2000, 500,000: 12.04.2000 & 500,000: 17.01.2003
9. Total number of securities in issue at the end of the period	1,292,367,376 ORDINARY SHARES OF 1P EACH
Name of contact	CLAIRE NAYLOR
Address of contact	THE SAGE GROUP PLC, NORTH PARK, NEWCASTLE UPON TYNE, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

company secretary
for and on behalf of

Name of applicant THE SAGE GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	15:24 02-May-06
Number	2983C

RNS Number:2983C
Sage Group PLC
02 May 2006

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 28 April 2006 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 63,722,117 Ordinary shares of 1p each of the Company.

This represents 4.931% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Shares
Chase Nominees Limited	818,200
Nortrust Nominees	552,400
Total	1,370,600

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	436,800
Bank of New York Nominees	12,083,741
Nortrust Nominees Limited	4,220,010
Chase Nominees Limited	7,095,160
Midland Bank plc	533,200
Bankers Trust	177,200
Barclays Bank	197,300
Citibank London	186,500
Morgan Guaranty	578,400
Nortrust Nominees Limited	6,677,926
MSS Nominees Limited	91,800
State Street Bank & Trust Co.	4,165,136
Lloyds Bank	112,900
Citibank	223,636
Citibank NA Toronto	1,088,100
Deutsche Bank AG	187,400

Chase Manhattan Nominee Ltd	112,800
HSBC Bank plc	2,016,900
Mellon Bank N.A.	320,100
Northern Trust South Africa	1,226,200
KAS UK	146,500
Mellon Nominees (UK) Limited	233,600
Bank One London	401,300
HSBC Kuala Lumpur	43,200
JP Morgan Chase Bank	118,400
Raiffeisen Zentral Bank	1,943,600
Fortis Bank	17,500
Metzler Seel Sohn & Co.	270,800
Nordea Bank	219,373
Bayerische Hypo Und Vereinsbank AG	24,500
Total	45,149,982

Capital International S.A

Registered Holder	Number of Shares
State Street Nominees Limited	51,000
Chase Nominees Limited	1,318,900
Midland Bank plc	260,300
Lloyds Bank	61,800
Citibank Toronto	39,000
HSBC Bank plc	717,200
Pictet & Cie, Geneva	162,000
Bank of New York Nominees	19,900
Barclays Bank	65,300
Nortrust Nominees	19,900
Morgan Stanley	23,200
J.P. Morgan	1,855,100
State street Bank & Trust Co.	202,000
Lombard Odier Et Cie, Geneva	433,200
Metzler Seel Sohn & Co.	21,700
Credit Suisse, Zurich	104,500
Total	5,355,000

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,339,500
Bank of New York Nominees	1,338,534
Chase Nominees Limited	4,456,700
Nortrust Nominees	565,800
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	939,100
Citibank NA Toronto	584,935
HSBC Bank plc	135,566
Citibank London	47,700
J P Morgan Chase Bank	171,400
Bankers Trust	63,900
Total	11,846,535

FILE NO. 82-34736

This information is provided by RNS
The company news service from the London Stock Exchange

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FILE NO. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Interim Results
Released	07:00 09-May-06
Number	PRNUK-0805

FOR IMMEDIATE RELEASE
9 May 2006

SAGE PRE-TAX PROFIT UP 19% TO £113.7 MILLION FOR HALF-YEAR ENDED 31 MARCH 2006

The Sage Group plc ('Sage'), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises ('SMEs'), announces its unaudited results for the half-year ended 31 March 2006. These results have been prepared under International Financial Reporting Standards ('IFRS') as adopted for use by the European Union ('EU') that the Group expects to be applicable to the year ending 30 September 2006.

Financial highlights

Revenue increased by 18%* to £455.9m (2005: £385.6m*)

Pre-tax profit increased by 19% to £113.7m (2005: £95.8m)

Earnings per share increased by 19% to 6.10p (2005: 5.14p)

EBITA margin increased to 27% (2005: 26%*). (EBITA: earnings before interest, tax and net amortisation)

Cash flow from operations represented 125% of EBITA (2005: 134%)

Interim dividend raised 17% to 1.08p per share (2005: 0.92p)

Operational and strategic highlights

Customer base expanded to 5.0m businesses (30 September 2005: 4.7m)

Organic revenue growth of 5%*, with growth in all regions

Customer Relationship Management ('CRM') solutions showed revenue growth of 9%*

Strong revenue growth in newer Sage territories - Spain, South Africa, Canada and Australia

£281m invested in acquisitions to extend existing businesses in US and France - these have shown high revenue growth since acquisition

Regional analysis*

	First half	First half

£m	2006 Revenue	2006 EBITA	2005 Revenue	2005 EBITA
UK	99.5	36.4	95.6	34.8
Mainland Europe	134.5	29.8	99.9	22.4
North America	164.1	38.7	161.0	38.7
Rest of World	33.3	9.1	29.1	5.3
	431.4	114.0	385.6	101.2
Acquisitions:				
Mainland Europe	18.3	4.3	-	-
North America	6.2	2.1	-	-
	24.5	6.4	-	-
Profit on disposal	-	2.7	-	-
Foreign exchange impact*	-	-	(12.7)	(3.0)
	455.9	123.1	372.9	98.2

*Foreign currency results for the prior half-year ended 31 March 2005 and other prior periods referred to, have been retranslated based on the average exchange rates for the half-year ended 31 March 2006 to facilitate the comparison of results.

Chief Executive, Paul Walker, commented: 'The first half of 2006 has progressed as expected, with our expanding customer base of 5 million businesses continuing to purchase more of our locally-developed software and services.

We will continue to evaluate acquisition opportunities that meet the evolving needs of customers, whilst satisfying our investment criteria and representing good value for our shareholders.

With a number of new product and service initiatives in place, we expect increased organic revenue growth for the second half and we therefore continue to view 2006 with confidence.'

A presentation for analysts will be held at 9.30am today at Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2DB. The presentation will also be available at www.sage.com. A live audio broadcast of the presentation will also be available for analysts. The dial-in number is + 44 (0)20 7162 0025.

Enquiries:

The Sage Group plc +44 (0) 191 294 3068
Paul Walker, Chief Executive

Tulchan Communications +44 (0) 20 7353 4200
Julie Foster

FILE NO. 82-34736


SEC MAIL PROCESSING
RECEIVED
JUN 02 2006
WASH. D.C.
190
SECTION

Paul Harrison, Finance Director

Kirstie Hamilton

Phil Branston, Investor Relations

Overview

We are pleased to report a revenue increase of 18%* and earnings per share growth of 19%. These results show further progress in our growth strategy, based on fulfilling a greater range of SME business management needs with a portfolio of locally-developed software and services. Group organic revenue growth of 5%* reflected our strong market positions, maintained by growth in both our small business and mid-market divisions.

Customers

We have continued to focus on expanding our customer base and on encouraging existing customers to adopt the new and enhanced products and services that we have developed. Key developments in the period were:

Our customer base expanded to 5.0 million (30 September 2005: 4.7 million)

1.5 million of our customers purchased support contracts and related services (2005: 1.3 million)

377,000 of our support service customers purchased added value, premium support contracts (2005: 353,000)

745,000 of our support service customers chose subscriptions combining software upgrades with support (30 September 2005: 678,000)

These achievements have further deepened relationships with our customers and as they renew and expand their solutions over time, there will be significant opportunities for our future growth.

Products

We continued to make progress in extending our solutions to help our customers manage processes throughout their businesses. In response to customer needs, our annual product development programme continued to improve our product range in all of our markets. A number of key new products are scheduled for release in the second half of the year. These products provide industry-specific extensions, new business analysis capabilities and deeper integration between Sage products. In addition, we continued to cooperate with a range of major technology partners in order to make more effective use of their technologies in developing our products. During the period, our total investment in software development, including £0.5m of capitalised expenditure, represented 31% of software revenue (2005: 28%*).

Our customers have continued to adopt Sage solutions beyond core accounts and payroll, particularly in industry-specific markets such as manufacturing and distribution and also in customer relationship management ('CRM'). With organic revenue growth of 9%*, CRM has continued to be our fastest-growing category of solutions.

Acquisitions

Acquisitions in high-growth segments of the SME market remain an important part of Sage's growth strategy. We made two significant acquisitions during the period, which enhanced our position in existing product markets and also

extended our business into new service markets. These acquisitions contributed to an increase in the size of our operations to 10,500 employees (31 March 2005: 8,200).

Adonix S.A. ('Adonix'), acquired in November 2005 for an enterprise value of £ 74.1m, strengthened our market leading position in France. Adonix brings more advanced business management solutions, including industry-specific software for businesses in real estate and manufacturing. These solutions provide migration choices for our large mid-market customer base in France.

Verus Financial Management, Inc. ('Verus'), acquired in February 2006 for an enterprise value of £184.6m, provides credit / debit card and cheque processing for US SMEs, complementing the existing payroll processing services available to our North American customers. Verus supports over 100,000 merchants in processing customer transactions. Such merchant services represent a strongly growing market, underpinned by increased use of credit / debit cards and by progressive adoption of e-commerce. Sage's North American customers are showing clear demand for their card transactions to be both automated and integrated with their accounting software. To realise this opportunity, we have begun to integrate Verus services with Sage accounting software.

We continue to evaluate further acquisition opportunities to extend our existing regional businesses and also to enter adjacent product and service markets and new territories. We remain disciplined in our valuation of businesses and will only acquire businesses that represent good value for our shareholders. We demonstrated our commitment to shareholder value when, in April 2006, having announced an offer for Visma ASA, a Scandinavian vendor of business management solutions for SMEs, we withdrew our interest after a higher bid was made by a third party.

After the end of the period, two further acquisitions, Contractor Anywhere and Master Builder (combined enterprise value approximately £17m, May 2006), extended the North American range of construction solutions. The two businesses had combined revenues of £8.3m for the year ended 31 July 2005 and have 9,000 customers. Both Master Builder, purchased from Intuit Inc. and Contractor Anywhere, a recently-developed mid-market solution, will form part of the migration path to our full mid-market solution, Timberline.

Regional review

UK

UK revenues were £99.5m (2005: £95.6m). Organic revenue growth of 4% reflected growth in both small business and mid-market solutions. Core small business accounts products showed strong licence revenue growth. In addition, industry-specific product extensions and CRM made rising contributions. In all these product lines, support revenue growth resulted from the strong licence sales growth over recent periods.

The EBITA margin increased to 37% (2005: 36%).

Mainland Europe

Revenues in Mainland Europe were £152.8m (2005: £99.9m*). Organic revenue growth of 6%* resulted principally from increased customer spend on support services. The strongest organic revenue growth was in Spain (11%*) and resulted from strong growth in software licence revenues and further adoption of premium support contracts.

The acquisition of Adonix extended our presence in the French mid-market with

advanced solutions for our mid-market customers. For the year ended 31 December 2004, its last full year prior to acquisition, its revenue was £43.1m* and its EBITA was £9.7m*. Adonix has performed strongly since acquisition, with revenue growth of 13% compared with the prior year period (pre-ownership).

The overall EBITA margin in Mainland Europe was maintained at 22% (2005: 22%*).

North America

Revenues in North America were £170.3m (2005: £161.0m*). Organic revenue growth, excluding the contribution from a small business unit disposed of in January 2006, was 4%*.

The small business division showed organic revenue growth of 7%*, resulting from new and existing customers adopting premium versions of existing products, together with added-value support and payroll services for these products.

The mid-market division showed organic revenue growth of 2%*. This was lower than in recent periods due to this year's product release schedule being weighted to the second half. Support revenues continued to grow strongly as a result of sustained software licence growth over recent periods.

The acquisition of Verus (February 2006) extended the services we offer to US SMEs into credit card processing. Its revenue for the year ended 31 December 2005 was £36.5m* and its EBITA was £11.0m. Verus has continued its strong growth since acquisition, with revenue growth of 21% compared with the prior year period (pre-ownership).

The overall North American EBITA margin increased to 25% (2005: 24%*), principally as a result of a gain of £2.7m made on disposal of a small business unit in January 2006. Excluding this gain, underlying margins were unchanged from the prior year period at 24%.

Rest of World

This region contributed revenues of £33.3m (2005: £29.1m*). Organic revenue growth was 14%* and was strong in both principal territories. In South Africa, revenue growth resulted from licence sales growth in core accounts and payroll products, combined with continued adoption of support contracts by new and existing customers. In Australia, new payroll products provided a basis for strong growth in revenues from upgrades, support and related services.

The overall EBITA margin for the region rose to 27% (2005: 18%*) as a result of revenue growth.

Financial review

These results are the first the Group has reported under International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU') that the Group expects to be applicable to the year ending 30 September 2006. A summary of the principal impacts of IFRS is shown in note 1.

Revenue

Revenues grew 18%* to £455.9m (2005: £385.6m*). Organic revenue growth, excluding the contributions of non-core products (3% of revenues) and of current- and prior-year acquisitions together with a small disposal (combined 14% of revenues), was 5%*.

Software licence revenues were £161.7m (2005: £147.3m*), showing organic growth

of 2%*. Whilst we added 186,000 new customers excluding acquisitions, adoption of our higher-value mid-market software products was comparatively slow reflecting the fact that the year's principal product releases are due in the second half.

Services revenues, principally related to the provision of support services, were £294.2m (2005: £238.3m*), representing organic growth of 7%*. Support service revenues represented 50% of Group revenues and grew 9%* organically, principally as a result of an increase in spend per customer associated with adoption of additional software and with further take-up of premium support. Our 1.5 million support contracts (2005: 1.3 million) included a growing proportion of contracts providing continuous subscriptions combining software upgrades and support.

Profitability

Pre-tax profit increased by 19% to £113.7m (2005: £95.8m) and earnings per share grew 19% to 6.10p (2005: 5.14p). These results include a gain of £2.7m made on disposal of a small North American business unit in January 2006.

Under IFRS, earnings before interest and tax (EBIT) includes non-cash charges for amortisation and excludes capitalised software development expenditure. The impacts of these items on the 2005 results are shown in note 1. The Board measures Group and regional performance by using the EBITA (earnings before interest, tax and net amortisation) performance measure. This excludes the impact of amortisation of acquired intangible assets and also the net impact of capitalisation of certain software development and its subsequent amortisation. The EBITA margin was increased to 27% (2005: 26%*).

The tax charge gives an effective rate of 31% which is unchanged from the prior year with the result that earning per share increased by 19%.

Acquisitions

During the period, we completed two significant acquisitions, for an enterprise value of £258.7m. These were Adonix (France, enterprise value £74.1m) and Verus (US, enterprise value £184.6m).

Current and prior year acquisitions contributed strong revenue growth, such that Group pro-forma revenue growth, with comparative pre-ownership results from acquisitions added to the prior year period, was 6%.

Cash flow

The Group remains highly cash generative with cash flow from operations of £ 153.9m (2005: £131.7m) representing 125% of EBITA. This strong cash flow meant that, after expenditure on acquisitions of £281.4m, net debt stood at £287.4m at 31 March 2006 (£106.9m at 30 September 2005).

Dividend

In line with the Group's policy, announced in December 2004, the interim dividend is being raised 17% to 1.08p per share (2005: 0.92p) reflecting the Board's intention to move dividend cover to 3.5 times for the current year. The dividend will be payable on 16 June 2006 to shareholders on the register at close of business on 19 May 2006.

Board

On 6 February 2006, we announced that our Chairman Michael Jackson would be


RECEIVED
JUN 0 9 2006

retiring from the Board on 1 August 2006. Michael joined the Board in 1984 and has been Chairman since 1997. During this period Michael helped guide the Group through its initial growth to become UK market leader, its flotation as a listed company and its international expansion through a series of successful acquisitions. The Board would like to thank Michael for his substantial contribution to Sage's growth over the past 22 years. Sir Julian Horn-Smith, who joined the Board on 3 March 2006 and will be retiring as Vodafone's Deputy Chief Executive, will become Chairman on 1 August 2006.

Outlook

The first half of 2006 has progressed as expected, with our expanding customer base of 5 million businesses continuing to purchase more of our locally-developed software and services.

We will continue to evaluate acquisition opportunities that meet the evolving needs of customers, whilst satisfying our investment criteria and representing good value for our shareholders.

With a number of new product and service initiatives in place, we expect increased organic revenue growth for the second half and we therefore continue to view 2006 with confidence.

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 March 2006

		Six months ended 31 March	Six months ended 31 March	Year ended 30 September
		2006	2005	2005
		(Unaudited)	(Unaudited)	(Unaudited)
	Note	£m	£m	£m
Revenue	1	455.9	372.9	759.6
Operating profit	1	118.8	98.2	199.2
Financial income		1.6	1.1	2.8
Financial expenses		(6.7)	(3.5)	(8.5)
Profit before taxation		113.7	95.8	193.5
Taxation	3	(35.2)	(29.9)	(61.2)
Profit for the period		78.5	65.9	132.3
Attributable to:				
Equity shareholders		78.5	65.9	132.2
Minority interest		-	-	0.1
Profit for the period		78.5	65.9	132.3

Earnings per share (pence) - basic	5	6.10p	5.14p	10.30p
Earnings per share (pence) - diluted	5	6.05p	5.11p	10.25p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 31 March 2006

	Six months ended 31 March	Six months ended 31 March	Year ended 30 September
	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m
Profit for the period	78.5	65.9	132.3
Net exchange adjustments offset in reserves	14.4	(17.2)	13.4
Total recognised income for the period	92.9	48.7	145.7

CONSOLIDATED BALANCE SHEET

As at 31 March 2006

	31 March	31 March	30 September
	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m
Goodwill	1,275.4	995.7	1,076.8
Other intangible assets	174.3	13.4	45.4
Property, plant and equipment	126.2	121.2	119.9
Deferred tax assets	13.7	38.5	46.0
Total non-current assets	1,589.6	1,168.8	1,288.1
Inventories	4.3	3.3	3.5
Trade and other receivables	184.2	132.0	149.9
Cash and cash equivalents	88.4	77.9	69.1

Total current assets	276.9	213.2	222.5
TOTAL ASSETS	1,866.5	1,382.0	1,510.6
Trade and other payables	(168.0)	(133.7)	(145.5)
Tax liabilities	(58.5)	(59.5)	(60.8)
Financial liabilities			
- Borrowings	(0.4)	(6.0)	(0.2)
Deferred consideration	(14.9)	(2.5)	(5.8)
Deferred income	(269.9)	(222.2)	(228.3)
Total current liabilities	(511.7)	(423.9)	(440.6)
Financial liabilities			
- Borrowings	(375.8)	(157.1)	(176.3)
Retirement benefit obligations	(2.3)	(2.4)	(2.3)
Deferred tax liabilities	(19.4)	(3.7)	(2.5)
Total non-current liabilities	(397.5)	(163.2)	(181.1)
TOTAL LIABILITIES	(909.2)	(587.1)	(621.7)
NET ASSETS	957.3	794.9	888.9
Share capital	12.9	12.8	12.8
Share premium account	460.9	448.7	451.0
Other reserve	61.1	61.1	61.1
Currency translation reserve	27.8	(17.1)	13.4
Retained earnings	394.6	289.2	350.4
Total shareholders' equity	957.3	794.7	888.7
Minority interest in equity	-	0.2	0.2
TOTAL EQUITY	957.3	794.9	888.9

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2006

	Six months ended 31 March	Six months ended 31 March	Year ended 30 September

	Note	2006 (Unaudited) £m	2005 (Unaudited) £m	2005 (Unaudited) £m
Cash flows from operating activities		153.9	131.7	241.0
Interest received		1.6	1.1	2.8
Interest paid		(6.4)	(3.9)	(8.1)
Tax paid		(30.0)	(33.7)	(57.3)
Net cash from operating activities		119.1	95.2	178.4
Cash flows from investing activities				
Acquisitions of subsidiaries (net of cash acquired)		(251.8)	(29.4)	(101.0)
Disposal of subsdiary		8.4	-	-
Proceeds from sale of property, plant and equipment		2.7	2.1	3.5
Purchase of property, plant and equipment		(13.9)	(6.7)	(20.7)
Purchase of intangible assets		(1.9)	-	-
Development expenditure		(0.3)	(0.4)	(0.7)
Net cash used in investing activities		(256.8)	(34.4)	(118.9)
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		10.0	1.8	4.6
Purchase of treasury shares		(13.3)	-	-
Finance lease principal repayment		(0.4)	-	0.9
Issue costs on loans		(0.2)	-	-
Repayment of borrowings		(111.1)	(54.0)	(209.4)
New borrowings		296.2	17.0	173.1
Dividends paid to shareholders		(25.2)	(22.0)	(33.9)
Net cash from/(used in) financing activities		156.0	(57.2)	(64.7)

Net increase/(decrease) in cash and cash equivalents		18.3	3.6	(5.2)
Cash and cash equivalents at 1 October		69.1	74.3	74.3
Effects of exchange rate changes		1.0	-	-
Cash and cash equivalents	2	88.4	77.9	69.1

NOTES

For the six months ended 31 March 2006

1 IFRS

IFRS financial information presented in this statement has been prepared on the basis of the policies the directors expect to adopt for the Group's first full IFRS financial statements for the year to 30 September 2006. These policies include all prevailing and applicable IFRS including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board ('IASB') and its committees. These standards and interpretations are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change.

The Group has taken the exemption available under IFRS 1 from presenting comparative financial information under IAS 32 and IAS 39 and therefore the related applicable financial instruments have been accounted for under UK GAAP.

Further standards and interpretations may also be issued that will be applicable for financial years beginning on or after 1 January 2005 or that will be applicable to later accounting periods but may be adopted early. The Group's first IFRS financial statements may, therefore, be prepared in accordance with different accounting policies to those used to prepare the financial information presented in this announcement. In addition, as IFRS is a new reporting basis for UK companies, accounting practice and interpretations of accounting standards will develop as companies gain more experience of the new framework. Accordingly there may be changes in the common approaches currently adopted and the final application of IFRS in the financial statements for the year to 30 September 2006 may be subject to change.

The date of transition to IFRS for the Group was 1 October 2004, being the first day of the comparative period ('the transition date') and the Group is required to prepare a balance sheet as at the transition date ('the transition balance sheet') under IFRS.

On 27 March 2006 the Group disclosed the unaudited restatement of financial information for the Group under IFRS for the six months ended 31 March 2005 and the year ended 30 September 2005 including the reconciliation of the Group's UK GAAP consolidated income statement, balance sheet and cash flow statement to IFRS. In addition, details of the impacts on the primary segmental disclosure of geographic region were provided.

This document is available at www.sage.com/investors/ifrs.pdf

Analysis of results

	First half 2006			First half 2005		
	Revenue (Unaudited)	EBITA (Unaudited)	Operating profit (Unaudited)	Revenue (Unaudited)	EBITA (Unaudited)	Operating profit (Unaudited)
	£m	£m	£m	£m	£m	£m
UK	99.5	36.4	37.0	95.6	34.8	34.9
Mainland Europe	134.5	29.8	26.6	99.9	22.4	22.0
North America	164.1	38.7	37.0	161.0	38.7	39.0
Rest of World	33.3	9.1	9.1	29.1	5.3	5.3
	431.4	114.0	109.7	385.6	101.2	101.2
Acquisitions:						
Mainland Europe	18.3	4.3	4.3	-	-	-
North America	6.2	2.1	2.1	-	-	-
	24.5	6.4	6.4	-	-	-
Profit on disposal	-	2.7	2.7	-	-	-
Impact of foreign exchange*	-	-	-	(12.7)	(3.0)	(3.0)
	455.9	123.1	118.8	372.9	98.2	98.2

* The 2006 trading results from businesses located outside the UK were translated into Sterling at the average exchange rates for the period. For our two most significant foreign operating currencies, the US Dollar and the Euro, the resulting rates were £1=$1.75 and £1=Euro1.46 respectively. Results for the period ended 31 March 2005 have been retranslated at these exchange rates to facilitate the comparison of results. The Group does not hedge this translational exposure.

EBITA includes a charge for share-based payments of £4.2m (2005: £3.6m).

The Board measures Group and regional performance by using the EBITA (earnings before interest, tax and net amortisation) performance measure. This excludes the impact of amortisation of acquired intangible assets and also the net impact of capitalisation of certain software development and its subsequent amortisation.

Reconciliation of EBITA to operating profit 2006 First half 2005 First

		half
	(Unaudited)	(Unaudited)
	£m	£m
EBITA	123.1	98.2
Development cost capitalised	0.6	0.6
Development amortisation	(0.3)	(0.2)
Intangible amortisation	(4.6)	(0.4)
Operating profit	118.8	98.2

The geographical restatement of UK GAAP figures for the period ended 31 March 2005 to IFRS is presented below. Further details are available at www.sage.com/investors/ifrs.pdf

Revenue - half year ended 31 March 2005 (Unaudited)

	UK	Mainland Europe	North America	Rest of World	Total
	£m	£m	£m	£m	£m
UK GAAP	96.7	101.3	155.4	28.2	381.6
IFRS adjustments:					
IAS 18 - Revenue	(1.1)	0.2	(7.8)	-	(8.7)
IFRS	95.6	101.5	147.6	28.2	372.9

Operating profit - half year ended 31 March 2005 (Unaudited)

	UK	Mainland Europe	North America	Rest of World	Total
	£m	£m	£m	£m	£m
UK GAAP	36.3	24.0	37.3	5.5	103.1
IFRS adjustments:					
IFRS 2 - Share-based payment	(1.1)	(0.9)	(1.4)	(0.2)	(3.6)
IAS 18 - Revenue	(0.4)	0.4	-	-	-
IAS 19 - Employee benefits	-	(0.8)	(0.4)	(0.1)	(1.3)
EBITA	34.8	22.7	35.5	5.2	98.2

IFRS 3 - Business combinations (amortisation)	-	(0.3)	(0.1)	-	(0.4)
IAS 38 - Intangible assets (development costs)	0.1	(0.1)	0.4	-	0.4
Operating profit	34.9	22.3	35.8	5.2	98.2

2 Analysis of change in net debt

	At 1 October 2005 (Audited)	Cash flow	Exchange movement/ other	At 31 March 2006 (Unaudited)
	£m	£m	£m	£m
Cash and cash equivalents	69.1	18.3	1.0	88.4
Loans due within one year	(0.1)	(0.3)	-	(0.4)
Finance leases due within one year	(0.1)	0.1	-	-
Loans due after more than one year	(175.2)	(184.6)	(15.3)	(375.1)
Finance leases due after more than one year	(0.6)	0.3	-	(0.3)
	(106.9)	(166.2)	(14.3)	(287.4)

3 Taxation

The taxation charge for the period comprises:

	Six months ended 31 March	Six months ended 31 March	Year ended 30 September
	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m
UK taxation	13.8	13.2	19.1
Overseas taxation	21.4	16.7	42.1
	35.2	29.9	61.2

The taxation charge gives an effective rate of 31% (2005: 31%).

4 Statutory accounts

The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2006. The accounting policies used as a basis for this interim results announcement are consistent with those included in the unaudited restatement of financial information for the year ended 30 September 2005 as highlighted above. The Company's statutory accounts for the year ended 30 September 2005, based on UK GAAP have been delivered to the Registrar of Companies.

The Group results for the year ended 30 September 2005 have been extracted from those statutory accounts as adjusted for IFRS in the unaudited restatement of financial information for the year ended 30 September 2005 highlighted above. The Auditors' Report on the UK GAAP accounts to 30 September 2005 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2006 under IFRS will be delivered in due course.

5 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £ 78,470,000 (2005: £65,918,000) being the profit for the period and on 1,287,271,933 ordinary 1p shares (2005: 1,282,275,455) being the weighted average number of ordinary shares in issue during the period.

The diluted earnings per ordinary share is based on profit for the period of £ 78,470,000 (2005: £65,918,000) and on 1,297,329,036 ordinary 1p shares (2005: 1,289,959,970).

6 Dividends

The interim dividend of 1.08 pence per share will be paid on 16 June 2006 to shareholders on the register at the close of business on 19 May 2006.

END

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Director's Shareholding
Released	10:13 11-May-06
Number	PRNUK-1105

11 May 2006

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company has received notification that Ingrid Hobson, who is the wife of Anthony Hobson, a non-executive director of the Company, today purchased 5,000 Ordinary shares of 1p each in the Company at a price of 255.89 pence per share.

END

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisitions
Released	07:00 23-May-06
Number	PRNUK-2205

23 May 2006

Sage acquisition of majority shareholding in UBS and acquisition of Chinese distributor

The Sage Group plc ('Sage') has agreed to acquire 50.2% of the share capital of UBS Corporation Berhad ('UBS'), the leading vendor of business management software for SMEs in Malaysia, listed on the Malaysian Stock Exchange. Sage purchased the shares for a price of 0.98 Ringgit per share. The purchase consideration for these shares is approximately £7m, to be paid in cash.

As a result of this transaction, and as required by Malaysian regulations, Sage will make an offer to the remaining UBS shareholders to acquire all outstanding shares, for the same price of 0.98 Ringgit per share. Details of this offer are set out in a Notice of Mandatory Offer announced by UBS.

With over 100,000 customers, UBS is the leading vendor of business management software for small and medium-sized businesses in Malaysia. UBS revenues for the year ended 31 December 2005 were approximately £1.9 million* (2004: £1.7 million*). Earnings before depreciation and amortisation were approximately £ 0.9 million* (2004: £0.7m*).

In addition, on 16 May 2006, Sage acquired a Chinese Sage distributor comprising SWA Ltd. and Huatuo Software Ltd., for a small, undisclosed consideration. This business, based in Shanghai, resells and implements Sage's Chinese software products, ACCPAC and Adonix.

Paul Walker, Sage Chief Executive, comments, 'The acquisition of a controlling interest in UBS, and of distribution capability in China, together represent important early steps in our development of Sage businesses in the Asian region. These businesses bring important local expertise and deep knowledge of the requirements of Asian SMEs. We see significant potential to build on these acquisitions whilst increasing our knowledge of the Asian business software markets.'

*Financial information calculated on the basis of £1 = 6.84 Ringgit (Malaysia).

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster

Kirstie Hamilton

END

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SEC MAIL
RECEIVED
PROCESSING
JUN 0 2 2006
WASH, D.C.
190
SECTION

FILE NO. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	17:02 23-May-06
Number	4612D

RNS Number:4612D
Sage Group PLC
23 May 2006

The Sage Group plc

NOTIFICATION OF SHAREHOLDING

The Company received notification on 23rd May 2006 that:

FMR Corp.
82 Devonshire Street, Boston, MA 02109

the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee of investment manager of various pension and trust accounts,

and

Fidelity International Limited (FIL)
P.O. Box HM 670, Hamilton HMCX, Bermuda

the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients,

have a notifiable interest in the Ordinary Shares of the Company.

The notifiable interests also comprise the notifiable interest of

Mr Edward C. Johnson 3rd
82 Devonshire Street, Boston, MA 02109

a principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity

and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, or Mr Edward C. Johnson 3rd act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

The registered holders are as follows:-

Registered Holder	Management Company	Shares held
Northern Trust London	FPM	4,614,900
JP Morgan, Bournemouth	FPM	3,288,580
Mellon Bank	FPM	1,672,500
State Street Bank and Trust Co Lndn	FPM	1,460,810
Bank of New York Brussels	FPM	1,119,000
Bankers Trust London	FPM	663,000
Midland Securities Services	FPM	293,000
Chase Manhattan Bank AG Frankfurt	FPM	204,400
JP Morgan, Chase Bank	FPM	111,000
Dexia Private Bank	FPM	23,400
Chase Manhattan London	FPM	21,400
Brown Brothers Harriman & Co	FMTC	1,344,000
State Street Bank and Trust	FMTC	1,018,700
Bank of New York	FMTC	482,100
Northern Trust Co	FMTC	458,300
JPMorgan Chase Bank	FMTC	454,700
Northern Trust London	FMRCO	280,500
State Street Bank and Trust	FMRCO	114,100
Mellon Bank N.A.	FMRCO	90,900
JP Morgan, Bournemouth	FISL	10,343,244
Brown Bros Harriman Lux	FIL	31,184,877
JP Morgan, Bournemouth	FIL	3,489,700
Northern Trust London	FIL	435,500
Bank of New York Brussels	FIL	412,400
JP Morgan Bournemouth	FIL	395,900
State Street Bank and Trust London	FIL	212,100
State Street Bank and Trust	FICL	791,100
State Street Hong Kong	FIA(K)L	39,600
Total		65,019,711

This represents 5.06% of the total amount of shares in issue.

END

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